UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 23, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

2021 Results Announcement

31 December 2021

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

This document contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014 (as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended)

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2021 to the corresponding 12 months of 2020 and balance sheet analysis as at 31 December 2021 with comparatives relating to 31 December 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this document, which was approved by the Board of Directors on 22 February 2022, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2021, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 69 to 74 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets (including, without limitation, environmental, social and governance (ESG) commitments and targets), estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, emerging and developing ESG reporting standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, environmental, social and geopolitical risks, and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures or ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2021), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a record Group profit before tax of £8.4bn, and return on tangible equity (RoTE) of 13.4%, resulting in a meaningful increase in distributions equivalent to 15p per share1

C. S. Venkatakrishnan, Group Chief Executive, commented
“Barclays demonstrated a clear and sustainable path to growth over the course of 2021, delivering double-digit RoTE across our operating businesses, and returning £2.51 billion of excess capital. Our strategic priorities will continue to develop the diversified business model that we have established, investing in advanced technology capabilities in our consumer businesses, delivering sustainable growth across our global Corporate and Investment Bank, and reinforcing our commitment to aiding the transition to a low-carbon economy.”

Key financial metrics:

	Income	Cost: income ratio	Profit before tax	RoTE	EPS	CET1 ratio	TNAV per share	Total capital return
2021	£21.9bn	66%	£8.4bn	13.4%	37.5p	15.1%	292p	15p equivalent per share1
Q421	£5.2bn	72%	£1.5bn	9.3%	6.6p

Group Finance Director

Tushar Morzaria has decided to retire as Group Finance Director and as an Executive Director of Barclays PLC and Barclays Bank PLC, in each case with effect from 22 April 2022. He will be succeeded by Anna Cross, currently Deputy Group Finance Director, who will take up the role of Group Finance Director subject to regulatory approval, and join the Boards of Barclays PLC and Barclays Bank PLC as an Executive Director, in each case with effect from 23 April 2022. Anna will also join the Group Executive Committee, reporting to Group Chief Executive C.S. Venkatakrishnan.

2021 performance highlights:

●
All operating divisions delivered double-digit returns: Barclays UK generated a RoTE of 17.6% (2020: 3.2%) and Barclays International a RoTE of 14.9% (2020: 7.1%), including a 14.9% (2020: 9.5%) RoTE in the Corporate and Investment Bank (CIB) and 15.0% (2020: (7.5)%) RoTE in Consumer, Cards and Payments (CC&P)

●	Record CIB profitability: profit before tax of £5.8bn, including record Investment Banking fees and Equities income2
●
Consumer and payments businesses benefitted from economic recovery: delivered robust UK mortgage lending and deposit growth. Experienced positive trends in UK and US consumer spending and payments volumes

●
Cost discipline enabled investment for growth: excluding structural cost actions and performance costs, Group total operating expenses were flat at £12.0bn, as efficiency savings were reinvested to drive income growth

●
Net credit impairment release: £0.7bn release (2020: £4.8bn charge) driven by an improved macroeconomic outlook, reduced unsecured lending balances and benign credit environment. Coverage ratios on unsecured lending remain higher than pre-COVID-19 pandemic levels

●	Strong capital: Common equity tier 1 (CET1) ratio of 15.1% (December 2020: 15.1%) and tangible net asset value (TNAV) per share increased 9% to 292p
●
Increased capital distributions: total dividend for 2021 of 6.0p per share (2020: 1.0p), including a 4.0p per share 2021 full year dividend. Intend to initiate a share buyback of up to £1.0bn, bringing the total share buybacks announced in relation to 2021 to £1.5bn and total capital return equivalent to 15p per share

Outlook:

●	Income: Barclays’ diversified income streams position the Group well for the ongoing economic recovery and rising interest rates
●	Impairment: impairment charge is expected to remain below pre-COVID-19 pandemic levels in coming quarters given reduced unsecured lending balances and an improved macroeconomic outlook
●
Costs: Barclays will continue to drive efficiency savings, however, inflationary pressures and planned investment spend are expected to result in FY22 costs, excluding structural cost actions and performance costs being modestly higher than £12.0bn3

●
Capital: the CET1 ratio is expected to be impacted by c.80bps of regulatory changes which took effect from 1 January 2022. The announced share buyback of up to £1.0bn will also reduce the CET1 ratio by c.30bps

●	Capital returns: capital returns policy incorporates a progressive ordinary dividend, supplemented as appropriate, including with share buybacks

1	Includes total dividend for 2021 of 6.0p per share and total share buybacks announced in relation to 2021 of £1.5bn.
2	On a comparable basis, period covering 2014 – 2021. Pre 2014 financials were not restated following re-segmentation in 2016.
3	Group cost outlook is based on an average rate of 1.35 (USD/GBP) in 2022 and subject to foreign currency movements.

Barclays Group results for the year ended
	31.12.21	31.12.20
	£m	£m	% Change
Net interest income	8,073	8,122	(1)
Net fee, commission and other income	13,867	13,644	2
Total income	21,940	21,766	1
Credit impairment releases/(charges)	653	(4,838)
Net operating income	22,593	16,928	33
Operating costs	(14,092)	(13,434)	(5)
UK bank levy	(170)	(299)	43
Litigation and conduct	(177)	(153)	(16)
Total operating expenses	(14,439)	(13,886)	(4)
Other net income	260	23
Profit before tax	8,414	3,065
Tax charge	(1,188)	(604)	(97)
Profit after tax	7,226	2,461
Non-controlling interests	(47)	(78)	40
Other equity instrument holders	(804)	(857)	6
Attributable profit	6,375	1,526

Performance measures
Return on average tangible shareholders' equity	13.4%	3.2%
Average tangible shareholders' equity (£bn)	47.4	48.3
Cost: income ratio	66%	64%
Loan loss rate (bps)	—	138
Basic earnings per share	37.5p	8.8p
Dividend per share	6.0p	1.0p
Share buyback announced1 (£m)	1,500	700
Total payout equivalent per share	15.0p	5.0p
Basic weighted average number of shares (m)	16,985	17,300	(2)
Period end number of shares (m)	16,752	17,359	(3)

Balance sheet and capital management2	£bn	£bn
Loans and advances at amortised cost	361.5	342.6	6
Loans and advances at amortised cost impairment coverage ratio	1.6%	2.4%
Deposits at amortised cost	519.4	481.0	8
Tangible net asset value per share	292p	269p	9
Common equity tier 1 ratio	15.1%	15.1%
Common equity tier 1 capital	47.5	46.3
Risk weighted assets	314.1	306.2
Average UK leverage ratio	4.9%	5.0%
UK leverage ratio	5.3%	5.3%

Funding and liquidity
Group liquidity pool (£bn)	291	266	9
Liquidity coverage ratio	168%	162%
Loan: deposit ratio	70%	71%

1	Barclays intends to initiate a share buyback of up to £1.0bn, which is expected to commence in Q122. This brings the total share buybacks announced in relation to FY21 to £1.5bn.
2	Refer to pages 48 to 53 for further information on how capital, Risk Weighted Assets (RWAs) and leverage are calculated.

Group Chief Executive Review

“2021 is the year in which Barclays demonstrated the results of the strategy we set out in 2016. Having set out to build a bank able to deliver double-digit returns through the cycle, we delivered a double-digit RoTE of 13.4%, a resilient, growing and well-capitalised balance sheet with a CET1 ratio of 15.1%, and a strong profit before tax of £8.4 billion even amidst the uncertainty of the global COVID-19 pandemic. Barclays UK delivered a strong double-digit RoTE, as did the Corporate and Investment Bank (CIB) and our Consumer, Cards and Payments (CC&P) businesses within Barclays International. The CIB delivered its strongest ever profit before tax of £5.8 billion, whilst CC&P and Barclays UK significantly increased their profitability.

I am proud that we have delivered this resilient performance while continuing to support our clients and customers through another year of COVID-19 related challenges. Taken together, our 2021 performance has enabled us meaningfully to increase returns to our shareholders, with £2.5 billion of excess capital returned via a total dividend of 6.0 pence per share and £1.5 billion of announced share buybacks.

Looking ahead into 2022, we are focussed on delivering consistent performance and returns across our businesses, supported by robust management of our balance sheet, costs and controls. We recognise that the economic environment is more than usually uncertain, with rising inflation rates and tighter monetary policy, while many parts of society continue to recover from the severe social and economic effects of the COVID-19 pandemic.

In addition, we seek to manage through, and take advantage of, three long-term changes taking place in financial services. They are:

1. Next-generation consumer financial services

Digitisation has liberated finance, providing our customers and clients with an explosion of cheaper and better products and services, and a more seamless and efficient user experience. We see the dominant business challenge for the next decade as continuing to transform Barclays to deliver services digitally, with ease, flexibility and adaptability. We will need to compete not just with other banks for talent and ideas, but with well-funded, superbly equipped and lightly regulated – therefore more fleet-footed – technology firms. This is particularly true in our consumer businesses, where we have set a clear priority to deliver next generation, digitised consumer financial services. Across Barclays UK and CC&P, we will continue to invest heavily in our digital capabilities as a means of delivering better products and services, more efficiently, and with higher profitability. As an example, we have collaborated with the world’s largest retailer, Amazon, to bring a digital ‘Buy Now Pay Later’ product to users in Germany and the UK. We provide customers with accessible financing, backed by the consumer protection and trustworthiness of engaging with a regulated lender. This exemplifies for me how we should be operating: innovation, founded in trust and responsibility.

In the move to digitise finance, we must make provision for those who are not using technology to access services. That includes access to banking and cash in the UK, where our active participation has helped the Cash Action Group create shared solutions to this social challenge.

2. Growth of the public and private global capital markets

Barclays is the sixth largest global investment bank1, and the largest not domiciled in the US. It is therefore a competitive strength for us that we are one of the few firms that can afford to offer these services and also be successful at it. The value of our franchise depends on the growth and health of the global capital markets. Combining the total market capitalisation of those securities around the world, we have seen roughly 50% growth in the value of equities and bonds outstanding over the last three years alone, increasing from $123 trillion in 2018 to over $193 trillion today2.

As the public markets have grown significantly, so too have the private ones, at a greater pace. Since 2018, total assets under management in the private markets have grown more than 60% from $6.0 trillion to $9.8 trillion3. The largest private equity and credit funds dominate these markets. They are among our biggest clients, requiring innovative financial structures to support their own sophisticated needs.

Capital Markets are cyclical and can be volatile. We are focused on building a business that will deliver sustainable and diversified performance. Through 2021 we have been able to grow our revenues in Investment Banking fees and Equities. Our performance has benefited not just from higher market activity, but by hiring talented traders and bankers, investment in systems and technology, and a consistent commitment to Investment Banking, after a period of wavering a decade ago.

1	Top 6 Global Investment Bank supported by #6 ranking in Investment Banking (Source: Dealogic) and #6 ranking in Global Markets (Source: Coalition Greenwich, FY21 Preliminary Competitor analysis).
2
Bonds represent debt issuance outstanding for Investment grade (Source: Bloomberg Barclays Global Aggregate Index LEGATRUU) and high yield (Source: Bloomberg Barclays Global High Yield Index LG30TRUU). Equities represents the market capitalisation from all shares outstanding (Source: Bloomberg WCAUWRLD Index).

3	Source: Preqin “Future of Alternatives 2025” data excluding Hedge Funds, period covering 2018 – H121.

Building on our culture of innovation and quality, we want to sustain and grow our market share and diversify our income to protect earnings even during weaker periods in the cycle. Our strategic priority is to deliver sustainable growth in the Corporate and Investment Bank. As in the consumer business, broad technological prowess is essential. We want to be a best-in-class electronic bank to our Global Markets clients. We will continue to expand in prime financing, to grow our share in securitised products and take our Investment Banking strength into growing sectors such as Technology and Healthcare. In the Corporate Bank, we want to diversify our revenue by growing our market share in Europe and the US, and by growing Transaction Banking.

3. Transition to a low-carbon economy

We may now be on the threshold of an era of innovation that aims to halt and negate the deleterious effects on the earth of greenhouse gas emissions. This is the drive to net-zero, limiting the use of fossil fuels, emphasising renewable energy and reversing the post-industrial growth in greenhouse gas emissions. Financial firms have a central role to play in this transition, providing credit and intermediating investment. The scale of the investment needed is vast, estimated to be over $3-5 trillion1 per year over the next 30 years, drawing on global capital markets.

Our strategic priority is to capture opportunities as we transition to a low-carbon economy. Barclays must have a constructive role in managing the transition. As this fundamental re-organisation of the global economy takes place, affecting every business in every sector, we want to capture opportunity for our company in meeting the demand for climate change related financing. That means being the trusted partner for our customers and clients as they transition, advising and supporting them as they adapt their business models and lifestyles to become more sustainable. It requires us to use our investment banking and capital markets expertise to help build low-carbon energy capacity. It necessitates developing banking products that help consumers and small businesses make greener choices, and invest our own equity capital in the young companies that are inventing the low-carbon emission technologies of tomorrow.

As we look forward, there also remains a continuing need for Barclays to support inclusion in all its forms, educating and employing the disadvantaged, improving financial literacy, protecting the vulnerable from financial exploitation, and sustaining the economic life of the societies we serve.

With a clear strategy and demonstrable resilience, we are well-positioned to take advantage of these changes that will shape our industry through 2022 and beyond. In doing so we seek to remain faithful to the principles of our Quaker founders in 1690 - integrity, community and stewardship.”

C. S. Venkatakrishnan, Group Chief Executive

1	$3-5 trillion as estimated in the GFMA/BCG (Global Financial Markets Association/ Boston Consulting Group) Climate Finance Markets and the Real Economy report, December 2020.

Group Finance Director’s Review

Group performance1

●	Barclays’ diversified business model delivered a record profit before tax of £8,414m (2020: £3,065m), RoTE of 13.4% (2020: 3.2%) and earnings per share (EPS) of 37.5p (2020: 8.8p)
●
Total income increased to £21,940m (2020: £21,766m). Barclays UK income increased 3%. Barclays International income decreased 2%, with CIB income down 1% and CC&P income down 3%. Excluding the impact of the 8% depreciation of average USD against GBP, total income was up, reflecting Barclays’ diversified income streams

●
Credit impairment net release of £653m (2020: £4,838m charge). The net release included a reversal of £1.3bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.7bn, reflecting reduced unsecured lending balances and low delinquency. Economic uncertainty adjustments have been maintained firstly in respect of customers and clients who may be more vulnerable to the withdrawal of support schemes and emerging economic uncertainty, and secondly, model uncertainty which does not capture certain macroeconomic and risk parameter uncertainties. The reduction in unsecured lending balances and growth in secured balances have contributed to a decrease in the Group’s loan coverage ratio to 1.6% (December 2020: 2.4%). Coverage ratios in unsecured loan portfolios remained elevated compared to pre-COVID-19 pandemic levels

●
Total operating expenses increased 4% to £14,439m, due to structural cost actions of £648m primarily relating to the real estate review in Q221 and Barclays UK transformation costs in Q421, higher performance costs that reflect improved returns, and continued investment and business growth. This was partially offset by the benefit from the depreciation of average USD against GBP, efficiency savings and a lower UK bank levy charge, primarily due to the reduced rate. This resulted in a cost: income ratio of 66% (2020: 64%). Excluding structural cost actions of £648m (2020: £368m), operating expenses would have been £13,791m (2020: £13,518m), resulting in a cost: income ratio of 63% (2020: 62%)

●
The effective tax rate was 14.1% (2020: 19.7%). This reflects a £462m tax benefit recognised for the re-measurement of the Group’s UK deferred tax assets (DTAs) as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023

●	Attributable profit was £6,375m (2020: £1,526m)
●
Following the completion of the £700m share buyback announced with FY20 results and the £500m share buyback announced with H121 results, the period end number of shares was 16,752m (December 2020: 17,359m)

●
Total assets increased to £1,384bn (December 2020: £1,350bn) reflecting a £47bn increase in cash at central banks following strong client deposit growth and a £19bn increase in loans and advances at amortised cost due to increased customer lending

●	TNAV per share increased to 292p (December 2020: 269p) primarily reflecting 37.5p of EPS, partially offset by negative reserve movements

Group capital and leverage

●	The CET1 ratio was stable at 15.1% (December 2020: 15.1%)
–
CET1 capital increased by £1.2bn to £47.5bn as profit before tax of £8.4bn was partially offset by share buybacks, 2021 dividends and equity coupons paid and foreseen as well as pensions deficit contribution payments

–
RWAs increased £7.9bn to £314.1bn primarily resulting from the recalibration of the modelled market risk stress period, increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower unsecured balances

●
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £80.2bn to £1,227.1bn largely driven by an increase in securities financing transactions (SFTs), potential future exposure (PFE) on derivatives and trading portfolio assets (TPAs)

1	The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses.

Group funding and liquidity

●
The liquidity pool was £291bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 168% (December 2020: 162%), equivalent to a surplus of £116bn (December 2020: £99bn). The increase in the pool and surplus was driven by deposit growth, borrowing from the Bank of England’s Term Funding Scheme with additional incentives for small and medium-sized enterprises (SMEs) and an increase in wholesale funding, which were partly offset by an increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £167.5bn (December 2020: £145.0bn). The Group issued £11.0bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group has a strong MREL position with a ratio of 8% of CRR leverage exposures which is in excess of its regulatory requirement of 6.9%

Other matters

●
The UK Government has announced that the banking surcharge rate will be reduced from 8% to 3% effective from 1 April 2023. This change has been substantively enacted in Q122 at which point the Group’s UK DTAs will be re-measured and decreased with a resulting tax charge. If this had been enacted by 31 December 2021 it would have resulted in the Group’s UK DTAs being re-measured and decreasing with a tax charge in the income statement of £346m and a tax credit within other comprehensive income of £87m

Capital distributions

●
Barclays is committed to maintaining an appropriate balance between delivering attractive total cash returns to shareholders, investment in the business and maintaining a strong capital position. Barclays pays a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. The Board will also continue to supplement the ordinary dividends as appropriate, including with share buybacks

●
Barclays announces a total dividend for 2021 of 6.0p per share (2020: 1.0p), including a 2021 full year dividend of 4.0p per share to be paid on 5 April 2022. Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

●	Barclays intends to initiate a share buyback of up to £1.0bn, which is expected to commence in Q122. This brings the total share buybacks announced in relation to FY21 to £1.5bn
●	The 6.0p total dividend per share and total share buybacks of £1.5bn in relation to FY21 bring the total capital return equivalent to 15p per share

Group targets

Barclays continues to target the following over the medium term:

●	Returns: RoTE of greater than 10%
●	Cost efficiency: cost: income ratio below 60%
●	Capital adequacy: CET1 ratio in the range of 13-14%

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Year ended	Year ended
	31.12.21	31.12.20
Income statement information	£m	£m	% Change
Net interest income	5,202	5,234	(1)
Net fee, commission and other income	1,334	1,113	20
Total income	6,536	6,347	3
Credit impairment releases/(charges)	365	(1,467)
Net operating income	6,901	4,880	41
Operating costs	(4,357)	(4,270)	(2)
UK bank levy	(36)	(50)	28
Litigation and conduct	(37)	(32)	(16)
Total operating expenses	(4,430)	(4,352)	(2)
Other net income	—	18
Profit before tax	2,471	546
Attributable profit	1,756	325

Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	208.8	205.4
Total assets	321.2	289.1
Customer deposits at amortised cost	260.6	240.5
Loan: deposit ratio	85%	89%
Risk weighted assets	72.3	73.7
Period end allocated tangible equity	10.0	9.7

Key facts
Average loan to value of mortgage portfolio1	51%	51%
Average loan to value of new mortgage lending1	70%	68%
Number of branches	666	859
Mobile banking active customers	9.7m	9.2m
30 day arrears rate - Barclaycard Consumer UK	1.0%	1.7%

Performance measures
Return on average allocated tangible equity	17.6%	3.2%
Average allocated tangible equity (£bn)	10.0	10.1
Cost: income ratio	68%	69%
Loan loss rate (bps)	—	68
Net interest margin	2.52%	2.61%

1	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Year ended	Year ended
	31.12.21	31.12.20
Analysis of total income	£m	£m	% Change
Personal Banking	3,883	3,522	10
Barclaycard Consumer UK	1,250	1,519	(18)
Business Banking	1,403	1,306	7
Total income	6,536	6,347	3

Analysis of credit impairment releases/(charges)
Personal Banking	28	(380)
Barclaycard Consumer UK	404	(881)
Business Banking	(67)	(206)	67
Total credit impairment releases/(charges)	365	(1,467)

Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal Banking	165.4	157.3
Barclaycard Consumer UK	8.7	9.9
Business Banking	34.7	38.2
Total loans and advances to customers at amortised cost	208.8	205.4

Analysis of customer deposits at amortised cost
Personal Banking	196.4	179.7
Barclaycard Consumer UK	—	0.1
Business Banking	64.2	60.7
Total customer deposits at amortised cost	260.6	240.5

Barclays UK delivered a strong FY21 RoTE of 17.6%, reflecting improved income performance across Personal Banking and Business Banking, and a net impairment release following improvements in the UK macroeconomic outlook. Structural cost actions of £288m (2020: £150m) have been taken to reduce the cost base over time through efficiency savings. Balances continued to grow, with increased mortgage lending of £9.9bn and deposits of £20.1bn, further adding to a strong liquidity position.

2021 compared to 2020

Income statement

●	Profit before tax increased to £2,471m (2020: £546m). RoTE was 17.6% (2020: 3.2%) reflecting an improving UK operating environment
●
Total income increased 3% to £6,536m. Net interest income reduced 1% to £5,202m with a net interest margin (NIM) of 2.52% (2020: 2.61%) as strong customer retention and improved margins in mortgages were more than offset by lower unsecured lending balances. Net fee, commission and other income increased 20% to £1,334m, returning back towards pre-COVID-19 pandemic levels

–
Personal Banking income increased 10% to £3,883m, reflecting strong growth in mortgages, alongside improved margins during the first three quarters, balance growth in deposits and the non-recurrence of COVID-19 customer support actions. This was partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances

–
Barclaycard Consumer UK income decreased 18% to £1,250m, as repayments by customers and reduced borrowing resulted in a lower level of interest earning lending (IEL) balances. However, IEL balances began to stabilise throughout H221

–
Business Banking income increased 7% to £1,403m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates

●
Credit impairment net release of £365m (2020: £1,467m charge) was driven by an improved macroeconomic outlook and lower unsecured lending balances due to customer repayments and lower delinquencies. As at 31 December 2021, 30 and 90 day arrears rates in UK cards were 1.0% (Q420: 1.7%) and 0.2% (Q420: 0.8%) respectively

●
Total operating expenses increased 2% to £4,430m primarily reflecting increased investment spend, including structural cost actions of £288m (2020: £150m). Excluding structural cost actions, operating expenses would have been broadly stable at £4,142m (2020: £4,202m), with higher operational and customer service costs, primarily driven by increased volumes, offset by efficiency savings

Balance sheet

●
Loans and advances to customers at amortised cost increased 2% to £208.8bn predominantly from £9.9bn of mortgage growth following a strong flow of new applications as well as strong customer retention. This was offset by a £2.2bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio carrying value as interest rate yield curves steepened, £1.6bn lower unsecured lending balances and £1.3bn lower Business Banking balances as repayment of government scheme lending commences

●
Customer deposits at amortised cost increased 8% to £260.6bn reflecting an increase of £16.7bn and £3.5bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 85% (December 2020: 89%)

●	RWAs decreased to £72.3bn (December 2020: £73.7bn) driven by a reduction in unsecured lending and the value of the ESHLA portfolio, partially offset by growth in mortgages

Barclays International	Year ended	Year ended
	31.12.21	31.12.20
Income statement information	£m	£m	% Change
Net interest income	3,263	3,282	(1)
Net trading income	5,693	6,920	(18)
Net fee, commission and other income	6,709	5,719	17
Total income	15,665	15,921	(2)
Credit impairment releases/(charges)	288	(3,280)
Net operating income	15,953	12,641	26
Operating costs	(9,076)	(8,765)	(4)
UK bank levy	(134)	(240)	44
Litigation and conduct	(125)	(48)
Total operating expenses	(9,335)	(9,053)	(3)
Other net income	40	28	43
Profit before tax	6,658	3,616	84
Attributable profit	4,817	2,220

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	133.8	122.7
Trading portfolio assets	146.9	127.7
Derivative financial instrument assets	261.5	301.8
Financial assets at fair value through the income statement	188.2	170.7
Cash collateral and settlement balances	88.1	97.5
Other assets	225.6	221.4
Total assets	1,044.1	1,041.8
Deposits at amortised cost	258.8	240.5
Derivative financial instrument liabilities	256.4	300.4
Loan: deposit ratio	52%	51%
Risk weighted assets	230.9	222.3
Period end allocated tangible equity	33.2	30.2

Performance measures
Return on average allocated tangible equity	14.9%	7.1%
Average allocated tangible equity (£bn)	32.4	31.5
Cost: income ratio	60%	57%
Loan loss rate (bps)	—	257
Net interest margin	4.01%	3.64%

Analysis of Barclays International
Corporate and Investment Bank	Year ended	Year ended
	31.12.21	31.12.20
Income statement information	£m	£m	% Change
Net interest income	1,351	1,084	25
Net trading income	5,652	6,975	(19)
Net fee, commission and other income	5,331	4,417	21
Total income	12,334	12,476	(1)
Credit impairment releases/(charges)	473	(1,559)
Net operating income	12,807	10,917	17
Operating costs	(6,818)	(6,689)	(2)
UK bank levy	(128)	(226)	43
Litigation and conduct	(17)	(4)
Total operating expenses	(6,963)	(6,919)	(1)
Other net income	2	6	(67)
Profit before tax	5,846	4,004	46
Attributable profit	4,202	2,554	65

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	100.0	92.4
Trading portfolio assets	146.7	127.5
Derivative financial instrument assets	261.5	301.7
Financial assets at fair value through the income statement	188.1	170.4
Cash collateral and settlement balances	87.2	96.7
Other assets	195.8	194.9
Total assets	979.3	983.6
Deposits at amortised cost	189.4	175.2
Derivative financial instrument liabilities	256.4	300.3
Risk weighted assets	200.7	192.2

Performance measures
Return on average allocated tangible equity	14.9%	9.5%
Average allocated tangible equity (£bn)	28.3	27.0
Cost: income ratio	56%	55%

Analysis of total income	£m	£m
FICC	3,448	5,138	(33)
Equities	2,967	2,471	20
Global Markets	6,415	7,609	(16)
Advisory	921	561	64
Equity capital markets	813	473	72
Debt capital markets	1,925	1,697	13
Investment Banking fees	3,659	2,731	34
Corporate lending	588	590	—
Transaction banking	1,672	1,546	8
Corporate	2,260	2,136	6
Total income	12,334	12,476	(1)

Analysis of Barclays International
Consumer, Cards and Payments	Year ended	Year ended
	31.12.21	31.12.20
Income statement information	£m	£m	% Change
Net interest income	1,912	2,198	(13)
Net fee, commission, trading and other income	1,419	1,247	14
Total income	3,331	3,445	(3)
Credit impairment charges	(185)	(1,721)	89
Net operating income	3,146	1,724	82
Operating costs	(2,258)	(2,076)	(9)
UK bank levy	(6)	(14)	57
Litigation and conduct	(108)	(44)
Total operating expenses	(2,372)	(2,134)	(11)
Other net income	38	22	73
Profit/(loss) before tax	812	(388)
Attributable profit/(loss)	615	(334)

Balance sheet information	£bn	£bn
Loans and advances at amortised cost	33.8	30.3
Total assets	64.8	58.2
Deposits at amortised cost	69.4	65.3
Risk weighted assets	30.2	30.1

Key facts
30 day arrears rate – Barclaycard US	1.6%	2.5%
US cards customer FICO score distribution
<660	10%	13%
>660	90%	87%
Total number of Barclaycard payments clients	c.380,000	c.365,000
Value of payments processed (£bn)1	277	274

Performance measures
Return on average allocated tangible equity	15.0%	(7.5)%
Average allocated tangible equity (£bn)	4.1	4.5
Cost: income ratio	71%	62%
Loan loss rate (bps)	51	517

Analysis of total income	£m	£m
International Cards and Consumer Bank	2,092	2,433	(14)
Private Bank	781	707	10
Unified Payments	458	305	50
Total income	3,331	3,445	(3)

1	Includes £270bn (2020: £268bn) of merchant acquiring payments.

Barclays International delivered a RoTE of 14.9% reflecting the benefits of a diversified business. CIB delivered a RoTE of 14.9% reflecting a strong performance in Investment Banking fees and Equities, offset by a decrease in FICC against a very strong prior year comparative, and a net credit impairment release following improvements in the macroeconomic outlook. CC&P RoTE improved significantly to 15.0% as a decline in income, reflecting lower cards balances, was more than offset by an improvement in impairment.

2021 compared to 2020

Income statement

●	Profit before tax increased 84% to £6,658m with a RoTE of 14.9% (2020: 7.1%), reflecting a RoTE of 14.9% (2020:9.5%) in CIB and 15.0% (2020: (7.5)%) in CC&P
●	The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses
●	Total income decreased to £15,665m (2020: £15,921m)
	–	CIB income decreased 1% to £12,334m
–
Global Markets income decreased 16% to £6,415m as a strong performance in Equities, representing the best full year on a comparable basis1, was more than offset by FICC. Equities income increased 20% to £2,967m driven by strong client activity in derivatives and increased client balances in financing. FICC income decreased 33% to £3,448m due to tighter spreads and the non-recurrence of prior year client activity levels

–
Investment Banking fees income, representing the best full year on a comparable basis1, increased 34% to £3,659m driven by a strong performance in Advisory and Equity capital markets reflecting an increase in the fee pool and an increased market share2

–
Within Corporate, Transaction banking income increased 8% to £1,672m driven by deposits and higher payments volumes. Corporate lending income was stable at £588m (2020: £590m) driven by a current year fair value loan write-off on a single name and increased cost of hedging, whilst the prior year included net losses from the mark-to-market of lending and related hedge positions

	–	CC&P income decreased 3% to £3,331m
		–	International Cards and Consumer Bank income decreased 14% to £2,092m reflecting lower average cards balances whilst balances increased during H221
		–	Private Bank income increased 10% to £781m, reflecting client balance growth and a gain on a property sale
–
Unified Payments income increased 50% to £458m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. in Q220, which have subsequently been fully disposed of in FY21, and merchant acquiring turnover growth following the easing of lockdown restrictions

●	Credit impairment net release of £288m (2020: £3,280m charge) was driven by an improved macroeconomic outlook
	–	CIB credit impairment net release of £473m (2020: £1,559m charge) was also supported by net single name wholesale loan releases and a benign credit environment
–
CC&P credit impairment charge of £185m (2020: £1,721m) was partially driven by lower delinquencies and higher customer repayments. As at 31 December 2021, 30 and 90 day arrears in US cards were 1.6% (Q420: 2.5%) and 0.8% (Q420: 1.4%) respectively

●	Total operating expenses increased 3% to £9,335m
–
CIB total operating expenses increased 1% to £6,963m due to higher performance costs, that reflect an improvement in returns, partly offset by a lower bank levy charge, primarily due to the reduced rate

–
CC&P total operating expenses increased 11% to £2,372m driven by the impact of higher investment spend, including an increase in marketing and costs for existing and new partnerships, and customer remediation costs related to a legacy portfolio

1	Period covering 2014 – 2021. Pre 2014 financials were not restated following re-segmentation in 2016.
2	Data source: Dealogic for the period covering 1 January to 31 December 2021.

Balance sheet

●	Loans and advances at amortised cost increased £11.1bn to £133.8bn due to increased lending across CIB and CC&P
●	Trading portfolio assets increased £19.2bn to £146.9bn predominantly due to increased activity in Equities
●
Derivative financial instruments assets decreased £40.3bn and liabilities decreased £44.0bn to £261.5bn and £256.4bn respectively, driven by an increase in major interest rate curves and reduced client activity in FICC

●	Financial assets at fair value through the income statement increased £17.5bn to £188.2bn driven by increased secured lending
●	Cash collateral and settlement balances decreased £9.4bn to £88.1bn
●	Deposits at amortised cost increased £18.3bn to £258.8bn due to clients increasing liquidity
●	RWAs increased to £230.9bn (December 2020: £222.3bn) primarily resulting from the recalibration of the modelled market risk stress period, and increased client and trading activity within CIB

Head Office	Year ended	Year ended
	31.12.21	31.12.20
Income statement information	£m	£m	% Change
Net interest income	(392)	(393)	—
Net fee, commission and other income	131	(109)
Total income	(261)	(502)	48
Credit impairment charges	—	(91)
Net operating income	(261)	(593)	56
Operating costs	(659)	(399)	(65)
UK bank levy	—	(9)
Litigation and conduct	(15)	(73)	79
Total operating expenses	(674)	(481)	(40)
Other net income/(expenses)	220	(23)
Loss before tax	(715)	(1,097)	35
Attributable loss	(198)	(1,019)	81

Balance sheet information	£bn	£bn
Total assets	19.0	18.6
Risk weighted assets	11.0	10.2
Period end allocated tangible equity	5.7	6.8

Performance measures
Average allocated tangible equity (£bn)	5.0	6.7

2021 compared to 2020

Income statement

●	Loss before tax was £715m (2020: £1,097m)
●
Total income was an expense of £261m (2020: £502m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments and the recognition of dividends on Barclays’ stake in Absa Group Limited

●
Total operating expenses were £674m (2020: £481m), which included £266m relating to structural cost actions taken as part of the real estate review in Q221, as well as costs associated with the discontinued use of software assets

●	Other net income was £220m (2020: £23m expense) driven by a fair value gain on investments held by the Business Growth Fund in which Barclays has an associate interest

Balance sheet

●	RWAs were £11.0bn (December 2020: £10.2bn)

Quarterly Results Summary

Barclays Group
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,230	1,940	2,052	1,851	1,845	2,055	1,892	2,331
Net fee, commission and other income	2,930	3,525	3,363	4,049	3,096	3,149	3,446	3,952
Total income	5,160	5,465	5,415	5,900	4,941	5,204	5,338	6,283
Credit impairment releases/(charges)	31	(120)	797	(55)	(492)	(608)	(1,623)	(2,115)
Net operating income	5,191	5,345	6,212	5,845	4,449	4,596	3,715	4,168
Operating costs	(3,514)	(3,446)	(3,587)	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)
UK bank levy	(170)	—	—	—	(299)	—	—	—
Litigation and conduct	(46)	(32)	(66)	(33)	(47)	(76)	(20)	(10)
Total operating expenses	(3,730)	(3,478)	(3,653)	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)
Other net income/(expenses)	13	94	21	132	23	18	(26)	8
Profit before tax	1,474	1,961	2,580	2,399	646	1,147	359	913
Tax charge	(112)	(317)	(263)	(496)	(163)	(328)	(42)	(71)
Profit after tax	1,362	1,644	2,317	1,903	483	819	317	842
Non-controlling interests	(27)	(1)	(15)	(4)	(37)	(4)	(21)	(16)
Other equity instrument holders	(218)	(197)	(194)	(195)	(226)	(204)	(206)	(221)
Attributable profit	1,117	1,446	2,108	1,704	220	611	90	605

Performance measures
Return on average tangible shareholders' equity	9.3%	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%
Average tangible shareholders' equity (£bn)	48.2	48.4	46.5	46.5	47.6	48.3	50.2	47.0
Cost: income ratio	72%	64%	67%	61%	77%	67%	62%	52%
Loan loss rate (bps)	—	13	—	6	56	69	179	223
Basic earnings per share	6.6p	8.5p	12.3p	9.9p	1.3p	3.5p	0.5p	3.5p
Basic weighted average number of shares (m)	16,985	17,062	17,140	17,293	17,300	17,298	17,294	17,278
Period end number of shares (m)	16,752	16,851	16,998	17,223	17,359	17,353	17,345	17,332

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	361.5	353.0	348.5	345.8	342.6	344.4	354.9	374.1
Loans and advances at amortised cost impairment coverage ratio	1.6%	1.7%	1.8%	2.2%	2.4%	2.5%	2.5%	2.1%
Total assets	1,384.3	1,406.5	1,376.3	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3
Deposits at amortised cost	519.4	510.2	500.9	498.8	481.0	494.6	466.9	470.7
Tangible net asset value per share	292p	287p	281p	267p	269p	275p	284p	284p
Common equity tier 1 ratio	15.1%	15.4%	15.1%	14.6%	15.1%	14.6%	14.2%	13.1%
Common equity tier 1 capital	47.5	47.3	46.2	45.9	46.3	45.5	45.4	42.5
Risk weighted assets	314.1	307.5	306.4	313.4	306.2	310.7	319.0	325.6
Average UK leverage ratio	4.9%	4.9%	4.8%	4.9%	5.0%	5.1%	4.7%	4.5%
Average UK leverage exposure	1,227.1	1,199.8	1,192.0	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2
UK leverage ratio	5.3%	5.1%	5.0%	5.0%	5.3%	5.2%	5.2%	4.5%
UK leverage exposure	1,136.0	1,161.0	1,153.6	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7

Funding and liquidity
Group liquidity pool (£bn)	291	293	291	290	266	327	298	237
Liquidity coverage ratio	168%	161%	162%	161%	162%	181%	186%	155%
Loan: deposit ratio	70%	69%	70%	69%	71%	70%	76%	79%

1	Refer to pages 48 to 53 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,313	1,303	1,305	1,281	1,317	1,280	1,225	1,412
Net fee, commission and other income	386	335	318	295	309	270	242	292
Total income	1,699	1,638	1,623	1,576	1,626	1,550	1,467	1,704
Credit impairment releases/(charges)	59	(137)	520	(77)	(170)	(233)	(583)	(481)
Net operating income	1,758	1,501	2,143	1,499	1,456	1,317	884	1,223
Operating costs	(1,202)	(1,041)	(1,078)	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)
UK bank levy	(36)	—	—	—	(50)	—	—	—
Litigation and conduct	(5)	(10)	(19)	(3)	4	(25)	(6)	(5)
Total operating expenses	(1,243)	(1,051)	(1,097)	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)
Other net (expenses)/income	(1)	1	—	—	6	(1)	13	—
Profit/(loss) before tax	514	451	1,046	460	282	196	(127)	195
Attributable profit/(loss)	420	317	721	298	160	113	(123)	175

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	208.8	208.6	207.8	205.7	205.4	203.9	202.0	195.7
Total assets	321.2	312.1	311.2	309.1	289.1	294.5	287.6	267.5
Customer deposits at amortised cost	260.6	256.8	255.5	247.5	240.5	232.0	225.7	207.5
Loan: deposit ratio	85%	86%	87%	88%	89%	91%	92%	96%
Risk weighted assets	72.3	73.2	72.2	72.7	73.7	76.2	77.9	77.7
Period end allocated tangible equity	10.0	10.0	9.9	10.0	9.7	10.0	10.3	10.3

Performance measures
Return on average allocated tangible equity	16.8%	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%
Average allocated tangible equity (£bn)	10.0	10.0	9.9	9.9	9.8	10.1	10.3	10.1
Cost: income ratio	73%	64%	68%	66%	73%	72%	70%	60%
Loan loss rate (bps)	—	24	—	14	31	43	111	96
Net interest margin	2.49%	2.49%	2.55%	2.54%	2.56%	2.51%	2.48%	2.91%

Analysis of Barclays UK	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	983	990	987	923	895	833	826	968
Barclaycard Consumer UK	352	293	290	315	354	362	367	436
Business Banking	364	355	346	338	377	355	274	300
Total income	1,699	1,638	1,623	1,576	1,626	1,550	1,467	1,704

Analysis of credit impairment releases/(charges)
Personal Banking	8	(30)	72	(22)	(68)	(48)	(130)	(134)
Barclaycard Consumer UK	114	(108)	434	(36)	(78)	(106)	(396)	(301)
Business Banking	(63)	1	14	(19)	(24)	(79)	(57)	(46)
Total credit impairment releases/(charges)	59	(137)	520	(77)	(170)	(233)	(583)	(481)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	165.4	164.6	162.4	160.4	157.3	155.7	154.9	153.4
Barclaycard Consumer UK	8.7	8.6	8.8	8.7	9.9	10.7	11.5	13.6
Business Banking	34.7	35.4	36.6	36.6	38.2	37.5	35.6	28.7
Total loans and advances to customers at amortised cost	208.8	208.6	207.8	205.7	205.4	203.9	202.0	195.7

Analysis of customer deposits at amortised cost
Personal Banking	196.4	193.3	191.0	186.0	179.7	173.2	169.6	161.4
Barclaycard Consumer UK	—	—	0.1	0.1	0.1	0.1	0.1	—
Business Banking	64.2	63.5	64.4	61.4	60.7	58.7	56.0	46.1
Total customer deposits at amortised cost	260.6	256.8	255.5	247.5	240.5	232.0	225.7	207.5

Barclays International
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	955	749	811	748	614	823	847	998
Net trading income	789	1,515	1,455	1,934	1,372	1,528	1,660	2,360
Net fee, commission and other income	1,766	1,673	1,553	1,717	1,500	1,430	1,503	1,286
Total income	3,510	3,937	3,819	4,399	3,486	3,781	4,010	4,644
Credit impairment (charges)/releases	(23)	18	271	22	(291)	(370)	(1,010)	(1,609)
Net operating income	3,487	3,955	4,090	4,421	3,195	3,411	3,000	3,035
Operating costs	(2,160)	(2,310)	(2,168)	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)
UK bank levy	(134)	—	—	—	(240)	—	—	—
Litigation and conduct	(38)	(3)	(63)	(21)	(9)	(28)	(11)	—
Total operating expenses	(2,332)	(2,313)	(2,231)	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)
Other net income	3	15	13	9	9	9	4	6
Profit before tax	1,158	1,657	1,872	1,971	822	1,165	807	822
Attributable profit	856	1,263	1,267	1,431	441	782	468	529

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	133.8	125.9	121.9	123.5	122.7	128.0	138.1	167.0
Trading portfolio assets	146.9	144.8	147.1	131.1	127.7	122.3	109.5	101.6
Derivative financial instrument assets	261.5	257.0	255.4	269.4	301.8	295.9	306.8	341.5
Financial assets at fair value through the income statement	188.2	200.5	190.4	197.5	170.7	178.2	154.3	188.4
Cash collateral and settlement balances	88.1	115.9	108.5	109.7	97.5	121.8	130.8	153.2
Other assets	225.6	231.8	223.5	221.7	221.4	261.7	236.3	201.5
Total assets	1,044.1	1,075.9	1,046.8	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2
Deposits at amortised cost	258.8	253.3	245.4	251.2	240.5	262.4	241.2	263.3
Derivative financial instrument liabilities	256.4	252.3	246.9	260.2	300.4	293.3	307.6	338.8
Loan: deposit ratio	52%	50%	50%	49%	51%	49%	57%	63%
Risk weighted assets	230.9	222.7	223.2	230.0	222.3	224.7	231.2	237.9
Period end allocated tangible equity	33.2	31.8	31.8	32.7	30.2	30.5	31.6	33.1

Performance measures
Return on average allocated tangible equity	10.4%	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%
Average allocated tangible equity (£bn)	32.9	31.8	32.4	32.3	30.5	30.6	33.5	31.2
Cost: income ratio	66%	59%	58%	56%	68%	60%	55%	48%
Loan loss rate (bps)	7	—	—	(7)	90	112	284	377
Net interest margin	4.14%	4.02%	3.96%	3.92%	3.41%	3.79%	3.43%	3.93%

Analysis of Barclays International

Corporate and Investment Bank	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	432	279	370	270	110	305	334	335
Net trading income	774	1,467	1,494	1,917	1,397	1,535	1,812	2,231
Net fee, commission and other income	1,426	1,383	1,115	1,407	1,131	1,065	1,170	1,051
Total income	2,632	3,129	2,979	3,594	2,638	2,905	3,316	3,617
Credit impairment releases/(charges)	73	128	229	43	(52)	(187)	(596)	(724)
Net operating income	2,705	3,257	3,208	3,637	2,586	2,718	2,720	2,893
Operating costs	(1,562)	(1,747)	(1,623)	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)
UK bank levy	(128)	—	—	—	(226)	—	—	—
Litigation and conduct	(13)	(2)	(1)	(1)	2	(3)	(3)	—
Total operating expenses	(1,703)	(1,749)	(1,624)	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)
Other net income	1	—	—	1	2	1	3	—
Profit before tax	1,003	1,508	1,584	1,751	761	1,000	1,040	1,203
Attributable profit	733	1,157	1,049	1,263	413	627	694	820

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	100.0	93.8	91.0	94.3	92.4	96.8	104.9	128.2
Trading portfolio assets	146.7	144.7	147.0	130.9	127.5	122.2	109.3	101.5
Derivative financial instruments assets	261.5	256.9	255.3	269.4	301.7	295.9	306.7	341.4
Financial assets at fair value through the income statement	188.1	200.4	190.3	197.3	170.4	177.9	153.7	187.8
Cash collateral and settlement balances	87.2	115.1	107.7	108.8	96.7	121.0	129.7	152.2
Other assets	195.8	200.4	192.5	190.8	194.9	228.9	205.5	171.4
Total assets	979.3	1,011.3	983.8	991.5	983.6	1,042.7	1,009.8	1,082.5
Deposits at amortised cost	189.4	185.8	178.2	185.2	175.2	195.6	173.9	198.4
Derivative financial instrument liabilities	256.4	252.2	246.8	260.2	300.3	293.2	307.6	338.7
Risk weighted assets	200.7	192.5	194.3	201.3	192.2	193.3	198.3	201.7

Performance measures
Return on average allocated tangible equity	10.2%	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%
Average allocated tangible equity (£bn)	28.7	27.8	28.4	28.2	26.3	26.4	29.0	26.2
Cost: income ratio	65%	56%	55%	53%	69%	59%	51%	47%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	546	803	895	1,204	812	1,000	1,468	1,858
Equities	501	757	777	932	542	691	674	564
Global Markets	1,047	1,560	1,672	2,136	1,354	1,691	2,142	2,422
Advisory	287	253	218	163	232	90	84	155
Equity capital markets	158	186	226	243	104	122	185	62
Debt capital markets	511	532	429	453	418	398	463	418
Investment Banking fees	956	971	873	859	754	610	732	635
Corporate lending	176	168	38	206	186	232	61	111
Transaction banking	453	430	396	393	344	372	381	449
Corporate	629	598	434	599	530	604	442	560
Total income	2,632	3,129	2,979	3,594	2,638	2,905	3,316	3,617

Analysis of Barclays International

Consumer, Cards and Payments	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	522	471	441	478	504	518	513	663
Net fee, commission, trading and other income	356	337	399	327	344	358	181	364
Total income	878	808	840	805	848	876	694	1,027
Credit impairment (charges)/releases	(96)	(110)	42	(21)	(239)	(183)	(414)	(885)
Net operating income	782	698	882	784	609	693	280	142
Operating costs	(598)	(563)	(545)	(552)	(530)	(511)	(506)	(529)
UK bank levy	(6)	—	—	—	(14)	—	—	—
Litigation and conduct	(25)	(1)	(62)	(20)	(11)	(25)	(8)	—
Total operating expenses	(629)	(564)	(607)	(572)	(555)	(536)	(514)	(529)
Other net income	2	15	13	8	7	8	1	6
Profit/(loss) before tax	155	149	288	220	61	165	(233)	(381)
Attributable profit/(loss)	123	106	218	168	28	155	(226)	(291)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	33.8	32.1	30.9	29.2	30.3	31.2	33.2	38.8
Total assets	64.8	64.6	63.0	61.4	58.2	65.2	66.0	70.7
Deposits at amortised cost	69.4	67.5	67.2	66.0	65.3	66.8	67.3	64.9
Risk weighted assets	30.2	30.2	29.0	28.8	30.1	31.4	32.9	36.2

Performance measures
Return on average allocated tangible equity	11.7%	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%
Average allocated tangible equity (£bn)	4.2	4.0	4.0	4.1	4.2	4.2	4.5	5.0
Cost: income ratio	72%	70%	72%	71%	65%	61%	74%	52%
Loan loss rate (bps)	105	127	—	27	286	211	455	846

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
International Cards and Consumer Bank	552	490	517	533	576	600	567	690
Private Bank	200	188	214	179	174	171	160	202
Unified Payments	126	130	109	93	98	105	(33)	135
Total income	878	808	840	805	848	876	694	1,027

Head Office
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(38)	(112)	(64)	(178)	(86)	(48)	(180)	(79)
Net fee, commission and other income	(11)	2	37	103	(85)	(79)	41	14
Total income	(49)	(110)	(27)	(75)	(171)	(127)	(139)	(65)
Credit impairment (charges)/releases	(5)	(1)	6	—	(31)	(5)	(30)	(25)
Net operating expenses	(54)	(111)	(21)	(75)	(202)	(132)	(169)	(90)
Operating costs	(152)	(95)	(341)	(71)	(213)	(69)	(106)	(11)
UK bank levy	—	—	—	—	(9)	—	—	—
Litigation and conduct	(3)	(19)	16	(9)	(42)	(23)	(3)	(5)
Total operating expenses	(155)	(114)	(325)	(80)	(264)	(92)	(109)	(16)
Other net income/(expenses)	11	78	8	123	8	10	(43)	2
Loss before tax	(198)	(147)	(338)	(32)	(458)	(214)	(321)	(104)
Attributable (loss)/profit	(159)	(134)	120	(25)	(381)	(284)	(255)	(99)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	19.0	18.5	18.3	17.7	18.6	19.3	21.7	23.6
Risk weighted assets	11.0	11.5	11.1	10.7	10.2	9.8	9.9	10.0
Period end allocated tangible equity	5.7	6.5	5.9	3.3	6.8	7.1	7.4	6.0

Performance measures
Average allocated tangible equity (£bn)	5.3	6.6	4.2	4.3	7.3	7.6	6.4	5.6

Performance Management

Margins and balances
	Year ended 31.12.21			Year ended 31.12.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	5,202	206,628	2.52	5,234	200,317	2.61
Barclays International1	3,149	78,530	4.01	3,382	92,909	3.64
Total Barclays UK and Barclays International	8,351	285,158	2.93	8,616	293,226	2.94
Other2	(278)			(494)
Total Barclays Group	8,073			8,122

1	Barclays International margins include IEL balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group NIM remained stable with a 1bps decrease to 2.93%. Barclays UK NIM decreased 9bps to 2.52%, reflecting the impact of lower UK interest rates as well as the mix impact of strong mortgage growth and lower unsecured lending balances. Barclays International NIM increased 37bps to 4.01% reflecting the mix impact of lower average lending balances in the CIB.

The Group’s combined product and equity structural hedge notional as at 31 December 2021 was £228bn (31 December 2020: £188bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £1,415m (2020: £1,650m) and net structural hedge contributions of £1,187m (2020: £1,246m). Gross structural hedge contributions represent the absolute interest income earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.21	£m	£m	%
Barclays UK	1,313	209,064	2.49
Barclays International1	848	81,244	4.14
Total Barclays UK and Barclays International	2,161	290,308	2.95

Three months ended 30.09.21
Barclays UK	1,303	207,692	2.49
Barclays International1	783	77,364	4.02
Total Barclays UK and Barclays International	2,086	285,056	2.90

Three months ended 30.06.21
Barclays UK	1,305	205,168	2.55
Barclays International1	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International1	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

Three months ended 31.12.20
Barclays UK	1,317	204,315	2.56
Barclays International1,2	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

1	Barclays International margins include IEL balances within the investment banking business.
2
The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been 2.91% in Q420.

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of future service. This creates a timing difference between the communication of the bonus pool and the charges that are recognised in the income statement which are reconciled in the table below to show the charge for performance costs. Refer to the Remuneration Report on pages 162 to 199 of the Barclays PLC Annual Report 2021 for further detail on remuneration. The table below includes the other elements of compensation and staff costs.

	Year ended 31.12.21	Year ended 31.12.20
	£m	£m	% Change
Incentive awards granted:
Current year bonus	1,278	1,090	(17)
Deferred bonus	667	490	(36)
Total incentive awards granted	1,945	1,580	(23)

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted but not charged in current year	(457)	(335)	(36)
Add: current year charges for deferred bonuses from previous years	280	293	4
Other differences between incentive awards granted and income statement charge	(23)	(34)	32
Income statement charge for performance costs	1,745	1,504	(16)

Other income statement charges:
Salaries	4,290	4,322	1
Social security costs	619	613	(1)
Post-retirement benefits1	539	519	(4)
Other compensation costs	431	479	10
Total compensation costs2	7,624	7,437	(3)

Other resourcing costs
Outsourcing	357	342	(4)
Redundancy and restructuring	296	102
Temporary staff costs	109	102	(7)
Other	125	114	(10)
Total other resourcing costs	887	660	(34)

Total staff costs	8,511	8,097	(5)

Group compensation costs as a % of total income	34.7	34.2
Group staff costs as a % of total income	38.8	37.2

One of the primary considerations for performance costs are Group and business level returns, alongside other financial and non-financial measures including, strategic delivery, risk and conduct, aligning colleague, shareholder and wider stakeholder interests.

1	Post-retirement benefits charge includes £289m (2020: £279m) in respect of defined contribution schemes and £250m (2020: £240m) in respect of defined benefit schemes.
2	£484m (2020: £451m) of Group compensation was capitalised as internally generated software and excluded from the Staff cost disclosed above.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1

	Actual		Expected1, 2
	Year ended	Year ended	Year ended	2023 and
	31.12.20	31.12.21	31.12.22	beyond
	£m	£m	£m	£m
Deferred bonuses from 2018 and earlier bonus pools	158	49	9	1
Deferred bonuses from 2019 bonus pool	135	92	43	8
Deferred bonuses from 2020 bonus pool	155	139	130	67
Deferred bonuses from 2021 bonus pool	—	210	201	187
Income statement charge for deferred bonuses	448	490	383	263

1	The actual amount charged depends upon whether conditions have been met and may vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2022 and beyond.

Charging of deferred bonus profile1

Grant date	Expected payment date(s)2 and percentage of the deferred bonus paid	Year	Income statement charge % profile of 2021 onwards3,4
March 2022		2021	35%
		2022	34%
	March 2023 (33.3%)	2023	21%
	March 2024 (33.3%)	2024	9%
	March 2025 (33.3%)	2025	1%

1	Represents a typical vesting schedule for deferred awards. Certain awards may be subject to a 4-, 5- or 7-year deferral in line with regulatory requirements.
2	Share awards may be subject to an additional holding period.
3	The income statement charge is based on the period over which conditions are met.
4	Income statement charge profile % disclosed as a percentage of the award excluding lapse.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Climate risk was added with effect from 1 January 2022. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2021 or online at home.barclays/annualreport.

The following section gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 December 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 December 2021.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as Expected Credit Losses (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	160,695	22,779	2,915	186,389	261	949	728	1,938	184,451
Barclays International	25,981	2,691	1,566	30,238	603	795	858	2,256	27,982
Head Office	3,735	429	705	4,869	2	36	347	385	4,484
Total Barclays Group retail	190,411	25,899	5,186	221,496	866	1,780	1,933	4,579	216,917
Barclays UK	35,571	1,917	969	38,457	153	43	111	307	38,150
Barclays International	92,341	13,275	1,059	106,675	187	192	458	837	105,838
Head Office	542	2	21	565	—	—	19	19	546
Total Barclays Group wholesale1	128,454	15,194	2,049	145,697	340	235	588	1,163	144,534
Total loans and advances at amortised cost	318,865	41,093	7,235	367,193	1,206	2,015	2,521	5,742	361,451
Off-balance sheet loan commitments and financial guarantee contracts2	312,142	34,815	1,298	348,255	217	302	23	542	347,713
Total3	631,007	75,908	8,533	715,448	1,423	2,317	2,544	6,284	709,164

	As at 31.12.21				Year ended 31.12.21
	Coverage ratio				Loan impairment charge/(release) and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge/(release)		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.2	25.0	1.0		(227)		—
Barclays International	2.3	29.5	54.8	7.5		181		60
Head Office	0.1	8.4	49.2	7.9		—		—
Total Barclays Group retail	0.5	6.9	37.3	2.1		(46)		—
Barclays UK	0.4	2.2	11.5	0.8		122		32
Barclays International	0.2	1.4	43.2	0.8		(197)		—
Head Office	—	—	90.5	3.4		—		—
Total Barclays Group wholesale1	0.3	1.5	28.7	0.8		(75)		—
Total loans and advances at amortised cost	0.4	4.9	34.8	1.6		(121)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	0.9	1.8	0.2		(514)
Other financial assets subject to impairment3						(18)
Total	0.2	3.1	29.8	0.9		(653)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures, including BBLs of £9.4bn that are managed on a collective basis and reported within BUK Retail. The net impact is a difference in total exposure of £5,993m of balances reported as wholesale loans on page 31 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.8bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn and impairment allowance of £114m. This comprises £6m ECL on £154.9bn Stage 1 assets, £1m on £157m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £107m on £110m Stage 3 other assets.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International1	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International1	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale2	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts3	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total4	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate5
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International1	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	—	3.0	10.3	0.7		154		41
Barclays International1	0.4	3.3	37.8	1.7		914		93
Head Office	—	—	93.9	5.1		—		—
Total Barclays Group wholesale2	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts3	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment4						153
Total5	0.2	4.2	33.4	1.4		4,838

1	Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 31 in the Loans and advances at amortised cost by product disclosure.

3	Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets, £9m on £4.4bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £145m on £154m Stage 3 other assets.

5	The loan loss rate is 138 bps after applying the total impairment charge of £4,838m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.12.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	148,058	17,133	1,660	707	19,500	2,122	169,680
Credit cards, unsecured loans and other retail lending	37,840	5,102	300	248	5,650	2,332	45,822
Wholesale loans	132,967	15,246	306	391	15,943	2,781	151,691
Total	318,865	37,481	2,266	1,346	41,093	7,235	367,193

Impairment allowance
Home loans	19	46	6	7	59	397	475
Credit cards, unsecured loans and other retail lending	824	1,493	85	123	1,701	1,504	4,029
Wholesale loans	363	248	4	3	255	620	1,238
Total	1,206	1,787	95	133	2,015	2,521	5,742

Net exposure
Home loans	148,039	17,087	1,654	700	19,441	1,725	169,205
Credit cards, unsecured loans and other retail lending	37,016	3,609	215	125	3,949	828	41,793
Wholesale loans	132,604	14,998	302	388	15,688	2,161	150,453
Total	317,659	35,694	2,171	1,213	39,078	4,714	361,451

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	1.0	0.3	18.7	0.3
Credit cards, unsecured loans and other retail lending	2.2	29.3	28.3	49.6	30.1	64.5	8.8
Wholesale loans	0.3	1.6	1.3	0.8	1.6	22.3	0.8
Total	0.4	4.8	4.2	9.9	4.9	34.8	1.6

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home Loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale Loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

The increase in coverage on Credit cards, unsecured loans and other retail lending Stage 2 not past due is driven by a reduction in balances and the economic uncertainty adjustments held for specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic uncertainty.

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of drawn exposure and impairment allowance for loans and advances at amortised cost, with stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic.

The gross loans and advances to selected sectors have decreased over the year driven by repayments and lower drawdowns. The reduction in provisions is informed by the improved macroeconomic outlook over the course of 2021, partially offset by management judgments to reflect the risk of uncertainty still prevailing within these sectors. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against systemic losses. An additional £0.1bn (2020: £0.1bn) impairment allowance has been applied to the undrawn exposures not included in the table below.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	232	201	94	527	9	5	37	51
Hospitality and leisure	4,898	986	377	6,261	26	19	45	90
Oil and gas	1,765	576	62	2,403	14	9	21	44
Retail	3,901	780	192	4,873	38	14	39	91
Shipping	382	201	25	608	9	8	—	17
Transportation	1,166	417	156	1,739	18	9	29	56
Total	12,344	3,161	906	16,411	114	64	171	349
Total of Wholesale exposures	9%	20%	33%	11%	31%	25%	28%	28%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	367	525	56	948	9	27	23	59
Hospitality and leisure	4,440	2,387	313	7,140	53	115	61	229
Oil and gas	1,754	854	465	3,073	31	27	140	198
Retail	3,907	1,153	283	5,343	78	51	108	237
Shipping	308	389	12	709	2	30	1	33
Transportation	1,148	253	125	1,526	19	10	57	86
Total	11,924	5,561	1,254	18,739	192	260	390	842
Total of Wholesale exposures	10%	26%	35%	13%	60%	37%	37%	40%

The coverage ratio for selected sectors has decreased from 4.5% as at 31 December 2020 to 2.1% as at 31 December 2021 due to improved macroeconomic outlook. Non Default coverage remains elevated as compared to pre COVID-19 level.

Exposure to UK Commercial Real Estate £8.5bn (2020: £9.9bn) remained stable and is predominantly in Stage 1 82% (2020: 83%). The loan portfolio is well collateralised, hence a low coverage of 1% (ECL: £0.1bn). Exposure included in Stage 3 4% (2020: 4%) having a coverage ratio of 17% (2020: 20%).

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the methodology used to determine credit impairment provisions is included in the Barclays PLC Annual Report 2021 on page 348. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 12-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	138,639	33	19,312	84	2,234	421	160,185	538
Transfers from Stage 1 to Stage 2	(7,672)	(2)	7,672	2	—	—	—	—
Transfers from Stage 2 to Stage 1	5,336	32	(5,336)	(32)	—	—	—	—
Transfers to Stage 3	(282)	—	(469)	(9)	751	9	—	—
Transfers from Stage 3	35	1	203	5	(238)	(6)	—	—
Business activity in the year1	32,744	7	1,243	5	4	—	33,991	12
Refinements to models used for calculation2	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(8,131)	(50)	(1,090)	12	(216)	(26)	(9,437)	(64)
Final repayments	(12,039)	(2)	(2,009)	(4)	(392)	(18)	(14,440)	(24)
Disposals3	(572)	—	(26)	—	—	—	(598)	—
Write-offs4	—	—	—	—	(21)	(21)	(21)	(21)
As at 31 December 20215	148,058	19	19,500	59	2,122	397	169,680	475

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700
Transfers from Stage 1 to Stage 2	(1,894)	(78)	1,894	78	—	—	—	—
Transfers from Stage 2 to Stage 1	4,717	1,174	(4,717)	(1,174)	—	—	—	—
Transfers to Stage 3	(529)	(22)	(790)	(370)	1,319	392	—	—
Transfers from Stage 3	55	26	32	19	(87)	(45)	—	—
Business activity in the year1	7,842	119	257	62	42	19	8,141	200
Refinements to models used for calculation2	—	(5)	—	(33)	—	14	—	(24)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes6	(2,793)	(1,030)	(848)	389	(165)	620	(3,806)	(21)
Final repayments	(2,579)	(40)	(498)	(39)	(212)	(92)	(3,289)	(171)
Disposals3	—	—	—	—	(287)	(205)	(287)	(205)
Write-offs4	—	—	—	—	(1,450)	(1,450)	(1,450)	(1,450)
As at 31 December 20215	37,840	824	5,650	1,701	2,332	1,504	45,822	4,029

1
Business activity in the year does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”.

2
Refinements to models used for calculation include a £34m movement in Home loans, £24m in Credit cards, unsecured loans and other retail lending portfolio and £19m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

3
The £598m disposals reported within Home loans relate to transfer of UK Mortgage facilities to a non consolidated special purpose vehicle for the purpose of securitisation. £287m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a sale of £1.0bn of Barclays Asset Finance and a £0.7bn of debt sales.

4
In 2021, gross write-offs amounted to £1,836m (2020: £1,964m) and post write-off recoveries amounted to £66m (2020: £35m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,770m (2020: £1,929m).

5
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £157m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m stage 3 other assets (December 2020: £154m).

6
Transfers and risk parameter changes include a £0.3bn (2020: £0.6bn) net release in ECL arising from a reclassification of £1.9bn (2020: £2.0bn) gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Transfers from Stage 1 to Stage 2	(6,115)	(19)	6,115	19	—	—	—	—
Transfers from Stage 2 to Stage 1	9,137	257	(9,137)	(257)	—	—	—	—
Transfers to Stage 3	(804)	(4)	(377)	(21)	1,181	25	—	—
Transfers from Stage 3	580	23	410	22	(990)	(45)	—	—
Business activity in the year1	34,804	95	1,774	18	283	50	36,861	163
Refinements to models used for calculation2	—	8	—	11	—	—	—	19
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(417)	(268)	721	(68)	(211)	67	93	(269)
Final repayments	(22,219)	(34)	(4,734)	(174)	(545)	(131)	(27,498)	(339)
Disposals3	(1,303)	(15)	(203)	(6)	(163)	(47)	(1,669)	(68)
Write-offs4	—	—	—	—	(365)	(365)	(365)	(365)
As at 31 December 20215	132,967	363	15,943	255	2,781	620	151,691	1,238

Reconciliation of ECL movement to credit impairment (release)/charge for the period								£m
Home loans								(42)
Credit cards, unsecured loans and other retail lending								(16)
Wholesale loans								(426)
ECL movement excluding assets derecognised due to disposals and write-offs								(484)
Recoveries and reimbursements6								240
Exchange and other adjustments7								123
Credit impairment release on loan commitments and other financial guarantees								(514)
Credit impairment release on other financial assets5								(18)
Credit impairment release for the year								(653)

1
Business activity in the year does not include additional drawdowns on the existing facility which are reported under “Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes”.

2
Refinements to models used for calculation include a £34m movement in Home Loans, £24m in Credit cards, unsecured loans and other retail lending portfolio and £19m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

3
The £598m disposals reported within Home loans relate to transfer of UK Mortgage facilities to a non consolidated special purpose vehicle for the purpose of securitisation. The £287m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a £1.0bn sale of Barclays Asset Finance and a £0.7bn of debt sales.

4
In 2021, gross write-offs amounted to £1,836m (2020: £1,964m) and post write-off recoveries amounted to £66m (2020: £35m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £1,770m (2020: £1,929m).

5
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £155.2bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £6m ECL (December 2020: £11m) on £154.9bn stage 1 assets (December 2020: £175.7bn), £1m (December 2020: £9m) on £58m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £107m (December 2020: £145m) on £110m stage 3 other assets (December 2020: £154m).

6
Recoveries and reimbursements includes a net reduction in amounts recoverable from financial guarantee contracts held with third parties of £306m (2020 gain: £364m) and post write off recoveries of £66m (2020: £35m).

7	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(131)	—	124	—	7	—	—	—
Business activity in the year	7,034	—	—	—	—	—	7,034	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,556)	—	(64)	—	(4)	—	(7,624)	—
Limit management and final repayments	(375)	—	(44)	—	(5)	—	(424)	—
As at 31 December 2021	10,833	—	532	—	3	—	11,368	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,769	206	(6,379)	(213)	610	7	—	—
Business activity in the year	11,206	—	430	—	2	—	11,638	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(742)	(207)	217	(24)	(526)	(10)	(1,051)	(241)
Limit management and final repayments	(7,785)	(4)	(667)	(7)	(97)	—	(8,549)	(11)
As at 31 December 2021	122,819	50	5,718	61	218	20	128,755	131

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	8,227	221	(7,174)	(215)	(1,053)	(6)	—	—
Business activity in the year	44,085	14	4,658	102	10	—	48,753	116
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	8,819	(229)	(151)	7	515	(11)	9,183	(233)
Limit management and final repayments	(46,348)	(40)	(9,026)	(106)	(491)	(7)	(55,865)	(153)
As at 31 December 2021	178,490	167	28,565	241	1,077	3	208,132	411

Management adjustments to models for impairment

Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.

Total management adjustments to impairment allowance are presented by product below:

Overview of management adjustments to models for impairment allowance1

	As at 31.12.21		As at 31.12.20
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	103	21.7	131	24.3
Credit cards, unsecured loans and other retail lending	1,362	32.7	1,234	20.3
Wholesale loans	21	1.3	23	0.8
Total	1,486	23.6	1,388	14.8

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowances.

Management adjustments to model are presented by products below1:

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments (a)	Other adjustments (b)	Total management adjustments (a+b)	Total impairment allowance3

As at 31 December 2021	£m	£m	£m	£m	£m
Home loans	372	72	31	103	475
Credit cards, unsecured loans and other retail lending	2,798	1,217	145	1,362	4,160
Wholesale loans4	1,628	403	(382)	21	1,649
Total	4,798	1,692	(206)	1,486	6,284

As at 31 December 2020
Home loans	407	21	110	131	538
Credit cards, unsecured loans and other retail lending	4,849	1,625	(391)	1,234	6,083
Wholesale loans4	2,755	421	(398)	23	2,778
Total	8,011	2,067	(679)	1,388	9,399

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2	Includes £4.1bn (2020: £6.8bn) of modelled ECL, £0.5bn (2020: £0.9bn) of individually assessed impairments and £0.2bn (2020: £0.3bn) ECL from non-modelled exposures.
3	Total impairment allowance consists of ECL stock on drawn and undrawn exposures.
4	Other adjustments include £(0.4)bn related to Bounce back loan government guarantee in 2021. In the prior year, the adjustment was £(0.1)bn and was presented under economic uncertainty.

Economic uncertainty adjustments

Throughout the COVID-19 pandemic in 2020 and 2021, macroeconomic forecasts anticipated lasting impacts to unemployment levels and customer and client stress. More recent macroeconomic forecasts indicated that the outlook has improved, with measures of government and bank support having tapered down and no material deterioration in customer delinquencies observed to date. However, the degree of economic uncertainty remains relatively high: credit deterioration may still occur when support measures are fully withdrawn across geographies; emerging supply chain disruption and inflationary pressures may challenge economic stability; and economic consensus may not capture the range of economic uncertainty associated with fast moving new COVID-19 variants such as Omicron.

Given this backdrop, management has recognised economic uncertainty adjustments to modelled outputs to address these sources of uncertainties and ensure that the potential impacts of stress are provided for. This uncertainty continues to be captured in two distinct ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to the withdrawal of support schemes and emerging economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.

The economic uncertainty adjustments of £1.7bn (2020 £2.1bn) includes customer and client uncertainty provisions of £1.5bn (2020 £1.7bn) and model uncertainty provisions of £0.2bn (2020 £0.4bn).

Customer uncertainty provisions comprises:

a.
 An adjustment of £0.4bn (2020: £0.7bn) to adjust the probability of default (PDs) to pre-COVID-19 levels to offset the temporary improvement to PDs in light of reduced customer spend behaviour and support measures. The decrease of £0.3bn is primarily driven by some normalisation of customer spending behaviour during the year resulting in a partial release of the PMA.

b.
 A vulnerable customer adjustment of £1.1bn (2020: £1.0bn) has been applied to customers and clients considered potentially vulnerable to the withdrawal of support schemes and emerging economic instability against which lifetime coverage is applied. This is split between credit cards, unsecured loans and other retail lending of £0.8bn (2020: £0.8bn) and wholesale loans of £0.3bn (2020: £0.2bn). The latter includes an adjustment of £0.1bn (2020: £nil) to reflect possible cross default risk on Barclays lending in respect of clients who have taken bounce back loans.

Model uncertainty provisions reduced by £0.2bn reflecting an update in adjustment in response to the modelled provisions following the update in the Q421 scenarios.

Other adjustments

Other adjustments are operational in nature and are expected to remain in place until they can be corrected in the underlying models. These adjustments result from data limitations and model performance related issues identified through established governance processes. The quantum of adjustments reduced in response to the Q421 scenarios as well as model enhancements made during the year. Material adjustments consists of the following:

Home loans: The low average LTV nature of the UK Home Loans portfolio means that modelled ECL estimates are low and do not reflect the tail risk with severe economic stress. An adjustment is made to maintain an appropriate level of ECL informed by model monitoring.

Credit cards, unsecured loans and other retail lending: Includes an adjustment for model inaccuracies informed by model monitoring and a reclassification of loans and advances from Stage 2 to Stage 1 in credit cards. The reclassification followed a review of back-testing results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220. This adjustment has reduced driven by the macroeconomic scenarios in Q421 and the reduction in exposure on this portfolio.

Wholesale loans: Materially comprises of an adjustment applied on bounce back loans of £(0.4)bn to reverse out the modelled charge which does not consider the government guarantee when calculating the ECL.

Management adjustments of £(0.4)bn within wholesale loans in 2020 primarily comprised an adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts.

Measurement uncertainty

Management has applied economic uncertainty and other adjustments to modelled ECL outputs. Economic uncertainty adjustments reflect the potential vulnerability of specific customers and clients who may be more vulnerable to the full withdrawal of support and emerging economic instability and the degree to which economic consensus may not have captured the range of economic uncertainty associated with new variants of COVID-19. As a result, ECL is higher than would be the case if it were based on forecast economic scenarios alone.

The measurement of modelled ECL involves complexity and judgement, including estimation of probabilities of default (PD), loss given default (LGD), a range of unbiased future economic scenarios, estimation of expected lives, estimation of exposures at default (EAD) and assessing significant increases in credit risk. The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. The favourable scenarios are designed to reflect plausible upside risks to the Baseline scenario which are broadly consistent with the economic narrative approved by the Senior Scenario Review Committee. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight key economic variables, (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.

Scenarios used to calculate the Group’s ECL charge were reviewed and updated regularly throughout 2021, following the continuation of the COVID-19 pandemic throughout the year, including the emergence of the Omicron variant and the global vaccination rollout. The current Baseline scenario reflects the latest consensus economic forecasts; the steady recovery in GDP in both the UK and US continues with UK GDP returning to pre-COVID-19 pandemic levels by Q222. UK unemployment peaks at 5.0% in Q122 and US unemployment continues to decline. In the Downside 2 scenario, inflation continues to accelerate and the UK bank rate is increased to 4.0% and the US federal funds rate is increased to 3.5%, by the end of 2022, leading to a further downturn in GDP until Q322. Unemployment peaks in Q322 at 9.2% in the UK and 9.5% in the US. In the Upside 2 scenario, inflation expectations and global energy prices stabilise and GDP growth rises as COVID-19 risks continue to decline helping to release more of the pent-up demand and accumulated household savings into the economy. Unemployment rates decline gradually.

The methodology for estimating probability weights used in calculating ECL involves simulating a range of future paths for UK and US GDP using historical data. The five scenarios are mapped against the distribution of these future paths, with the median centred around the Baseline such that scenarios further from the Baseline attract a lower weighting. A single set of five scenarios is used across all portfolios and all five weights are normalised to equate to 100%. The same scenarios and weights that are used in the estimation of expected credit losses are also used for Barclays’ internal planning purposes. The impacts across the portfolios are different because of the sensitivities of each of the portfolios to specific macroeconomic variables, for example, mortgages are highly sensitive to house prices, credit cards and unsecured consumer loans are highly sensitive to unemployment.

The changes to the scenario weights in 2021 primarily reflect changes made to the severity of the scenarios. The Downside 2 scenario has been aligned with the internal stress test, which is informed by a weaker GDP outlook. The effect of this is to move the Downside 2 scenario further away from the Baseline, resulting in a lower weighting. For further details see page 39.

Although the macroeconomic outlook has improved, the level of uncertainty remains relatively high. A key judgement is the extent to which economic uncertainty experienced throughout the COVID-19 pandemic now reflects additional challenges, namely inflationary pressures and global supply chain disruptions. Inflationary headwinds have yet to materially impact customer affordability and corporate profitability data. A balanced approach has therefore been adopted in the sizing of expert judgements as we move away from a period characterised by significant customer support.

The economic uncertainty adjustments of £1.7bn (FY20: £2.1bn) have been applied as overlays to the modelled ECL output. These adjustments consist of a customer and client uncertainty provision of £1.5bn (FY20 £1.7bn) and a model uncertainty provision of £0.2bn (FY20 £0.4bn). For further details see pages 36 to 37.

The tables below show the key consensus macroeconomic variables used in the Baseline scenario (5 year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. 5-year average tables provide additional transparency. Annual paths show quarterly averages for the year (unemployment and base rate) or change in the year (GDP and HPI).

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023	2024	2025
As at 31 December 2021%		%	%	%	%
UK GDP1	6.2	4.9	2.3	1.9	1.7
UK unemployment2	4.8	4.7	4.5	4.3	4.2
UK HPI3	4.7	1.0	1.9	1.9	2.3
UK bank rate	0.1	0.8	1.0	1.0	0.8
US GDP1	5.5	3.9	2.6	2.4	2.4
US unemployment4	5.5	4.2	3.6	3.6	3.6
US HPI5	11.8	4.5	5.2	4.9	5.0
US federal funds rate3	0.2	0.3	0.9	1.2	1.3

	2020	2021	2022	2023	2024
As at 31 December 2020%		%	%	%	%
UK GDP1	(10.1)	6.3	3.3	2.6	2.0
UK unemployment2	4.5	6.7	6.4	5.8	5.1
UK HPI3	6.1	2.4	2.3	5.0	2.4
UK bank rate	0.2	—	(0.1)	—	0.1
US GDP1	(4.4)	3.9	3.1	2.9	2.9
US unemployment4	8.4	6.9	5.7	5.6	5.6
US HPI5	2.3	2.8	4.7	4.7	4.7
US federal funds rate3	0.5	0.3	0.3	0.3	0.4

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31 December 2021
Scenario probability weighting	20.9	27.2	30.1	14.8	7.0
As at 31 December 2020
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2021%		%	%	%	%
UK GDP2	21.4	18.3	3.4	(1.6)	(1.6)
UK unemployment3	4.0	4.1	4.5	7.0	9.2
UK HPI4	35.7	23.8	2.4	(12.7)	(29.9)
UK bank rate3	0.1	0.1	0.7	2.8	4.0
US GDP2	22.8	19.6	3.4	1.5	(1.3)
US unemployment3	3.3	3.5	4.1	6.8	9.5
US HPI4	53.3	45.2	6.2	2.2	(5.0)
US federal funds rate3	0.1	0.1	0.8	2.3	3.5

As at 31 December 2020
UK GDP2	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment3	4.0	4.0	5.7	8.4	10.1
UK HPI4	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate3	0.1	0.1	—	0.6	0.6
US GDP2	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment3	3.8	3.8	6.4	13.0	13.7
US HPI4	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate3	0.1	0.1	0.3	1.3	1.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q121 (2020: Q120).

2
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter in 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 31 December 2021%		%	%	%	%
UK GDP2	4.4	3.9	3.4	2.7	1.8
UK unemployment3	4.3	4.4	4.5	5.8	7.0
UK HPI4	6.3	4.4	2.4	0.3	(2.0)
UK bank rate3	0.3	0.5	0.7	1.7	2.3
US GDP2	4.4	3.9	3.4	2.4	1.3
US unemployment3	3.9	4.0	4.1	5.7	7.1
US HPI4	8.9	7.7	6.2	3.6	1.4
US federal funds rate3	0.5	0.6	0.8	1.5	2.1

As at 31 December 2020
UK GDP2	2.5	1.6	0.7	0.1	(0.9)
UK unemployment3	5.0	5.3	5.7	6.5	7.2
UK HPI4	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate3	0.3	0.2	—	—	(0.1)
US GDP2	2.9	2.4	1.6	0.8	0.1
US unemployment3	5.3	5.7	6.4	8.3	10.4
US HPI4	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate3	0.5	0.5	0.3	0.3	0.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2020 (2020: 2019).
3	5-year average. Period based on 20 quarters from Q121 (2020: Q120).
4	5-year quarter end CAGR, starting Q420 (2020: Q419).

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2020: 93%) of the Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 31.12.21	As at 31.12.20
Gross loans and advances (£m)	158,192	148,343
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)	4.2	3.2

Average marked to market LTV
Balance weighted %	50.7	50.7
Valuation weighted %	37.5	37.6

New lending	Year ended 31.12.21	Year ended 31.12.20
New home loan bookings (£m)	33,945	22,776
New home loan proportion > 90% LTV (%)	1.9	2.6
Average LTV on new home loans: balance weighted (%)	69.5	67.5
Average LTV on new home loans: valuation weighted (%)	61.9	59.6

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 31.12.21
<=75%	77.2	11.3	0.7	89.2	8.3	17.7	31.9	57.9	—	0.1	2.4	—
>75% and <=90%	9.3	0.6	—	9.9	4.8	10.7	11.7	27.2	—	1.0	22.6	0.1
>90% and <=100%	0.9	—	—	0.9	0.9	1.0	2.9	4.8	0.1	1.9	87.5	0.3
>100%	—	—	—	—	0.2	1.0	8.9	10.1	0.4	6.4	100.0	14.1
As at 31.12.20
<=75%	75.7	11.6	0.6	87.9	17.9	15.0	19.0	51.9	—	0.1	1.8	—
>75% and <=90%	10.8	0.8	—	11.6	9.7	14.8	7.6	32.1	0.1	1.2	16.0	0.2
>90% and <=100%	0.4	—	—	0.4	0.8	1.5	2.2	4.5	0.1	2.6	35.7	0.7
>100%	0.1	—	—	0.1	0.7	3.4	7.4	11.5	0.7	10.3	69.1	8.0

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 31 December 2021.

The increased level of new business in 2021 was driven by elevated demand in the house purchase market supported by government intervention including stamp duty relief. Barclays maintained its share of the market, supported by re-introduction of high LTV (> 85% LTV) products and reversal of some policy tightening introduced in 2020.

Head Office: Italian home loans and advances at amortised cost reduced to £4.7bn (2020: £5.7bn). The portfolio is secured on residential property with an average balance weighted mark to market LTV of 60.4% (2020: 62.1%). 90-day arrears were at 1.3% (2020: 1.7%) and gross charge-off rates decreased to 0.3% (2020: 1.0%) due to continuous reduction of delinquent balances.

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 82% (December 2020: 84%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 31.12.21	£m	%	%	%	%
Barclays UK
UK cards	9,933	1.0	0.2	4.1	4.0
UK personal loans	4,011	1.5	0.7	3.5	3.2
Barclays Partner Finance	2,471	0.4	0.2	1.4	1.4
Barclays International
US cards	17,779	1.6	0.8	4.3	4.2
Germany consumer lending	3,559	1.5	0.7	0.9	0.8

As at 31.12.20
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1

UK cards: 30 and 90 day arrears rates reduced significantly to 1.0% (2020: 1.7%) and 0.2% (2020: 0.8%) respectively, with balances reducing by £2.0bn. Whilst performance had been on an improving trend as a result of reduced spend and increased repayments due to government support as a response to COVID-19 and lower flows into delinquency, the main driver was a change in the point of charge off from 180 days to 120 days past due. Higher write offs primarily reflected a higher level of debt sales.

UK personal loans: 30 and 90 day arrears rates reduced significantly to 1.5% (2020: 2.3%) and 0.7% (2020: 1.2%) respectively, with balances reducing by £0.6bn. Similar to UK cards, the main driver was a change in the point of charge off from 180 days to 120 days past due. Higher write offs primarily reflected a higher level of debt sales.

Barclays Partner Finance: 30 and 90 day arrears rates both reduced by 0.1% as a result of slightly lower entry rates and flows through the delinquency cycles.

US cards: 30 and 90 day arrears rates improved and remain below pre-pandemic levels due to continued benefit from government support schemes throughout the pandemic and industry payment deferrals that were made available to consumers.

Germany consumer lending: 30 and 90 day arrears rates reduced in 2021 due to improved payment behaviour of formerly high-risk customers as unemployment eased, and the benefit from government support in the local market continued.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	31.12.21			31.12.20
	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m
Credit risk	14	30	7	20	38	10
Interest rate risk	7	15	4	10	17	6
Equity risk	9	29	4	13	35	6
Basis risk	6	10	3	10	16	7
Spread risk	4	6	3	5	9	3
Foreign exchange risk	4	16	1	5	7	2
Commodity risk	—	1	—	1	1	—
Inflation risk	3	5	2	2	3	1
Diversification effect1	(28)	n/a	n/a	(34)	n/a	n/a
Total management VaR	19	36	6	32	57	18

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR decreased by 41% to £19m (2020: £32m), driven by reduced risk taking, lower market volatility and the impact of a methodology update in March 2021 which changed the historical lookback period of the VaR model from two years to one year. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.

Treasury and Capital Risk

The Group has a liquidity risk control framework that meets the Prudential Regulation Authority (PRA) standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The liquidity framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario.

The liquidity coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 31 December 2021, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 31.12.21	As at 31.12.20
	£bn	£bn
Eligible liquidity buffer	285	258
Net stress outflows	(169)	(159)
Surplus	116	99

Liquidity coverage ratio	168%	162%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 31.12.21				As at 31.12.20
	Liquidity pool	Liquidity pool of which CRD IV LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	245	243	—	—	197

Government bonds2
AAA to AA-	26	—	23	—	31
A+ to A-	2	—	—	2	13
BBB+ to BBB-	—	—	—	—	1
Total government bonds	28	—	23	2	45

Other
Government Guaranteed Issuers, PSEs and GSEs	6	—	5	1	10
International Organisations and MDBs	5	—	5	—	6
Covered bonds	6	—	4	2	8
Other	1	—	—	—	—
Total other	18	—	14	3	24

Total as at 31 December 2021	291	243	37	5	266
Total as at 31 December 2020	266	192	55	11

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2020: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 82% (December 2020: over 78%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool increased to £291bn as at 31 December 2021 (December 2020: £266bn) driven by continued deposit growth, further borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and an increase in wholesale funding, which were partly offset by an increase in business funding consumption. During 2021, the month-end liquidity pool ranged from £290bn to £337bn (2020: £218bn to £332bn), and the month-end average balance was £303bn (2020: £287bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 31 December 2021, 58% (December 2020: 64%) of the liquidity pool was located in Barclays Bank PLC, 30% (December 2020: 23%) in Barclays Bank UK PLC and 7% (December 2020: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 31.12.21			As at 31.12.20
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	222	260	85	89
Barclays International	134	259	52	51
Head Office	5
Barclays Group	361	519	70	71

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £167.5bn (December 2020: £145.0bn). In 2021, the Group issued £11.0bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets.

Wholesale funding of £60.7.bn (December 2020: £42.7bn) matures in less than one year, representing 36% (December 2020: 29%) of total wholesale funding outstanding. This includes £18.9bn (December 2020: £20.3bn) related to term funding2.

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	0.8	—	—	0.8	7.4	5.5	5.5	5.8	15.6	40.6
Senior unsecured (privately placed)	—	—	—	—	—	0.1	0.1	—	—	1.0	1.2
Subordinated liabilities	—	—	—	—	—	—	0.9	—	1.5	6.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	0.7	11.2	10.2	9.0	31.1	0.2	0.1	—	—	—	31.4
Asset backed commercial paper	2.3	4.2	0.6	—	7.1	—	—	—	—	—	7.1
Senior unsecured (public benchmark)	—	—	1.3	—	1.3	—	0.9	—	—	0.4	2.6
Senior unsecured (privately placed)3	1.2	2.1	3.1	5.3	11.7	7.1	8.6	4.6	4.0	22.5	58.5
Asset backed securities	0.1	—	—	0.5	0.6	0.1	2.0	0.1	0.3	1.4	4.5
Subordinated liabilities	—	1.0	—	1.3	2.3	—	0.1	—	0.4	0.8	3.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	2.9	0.2	0.5	—	3.6	—	—	—	—	—	3.6
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered Bonds	—	2.2	—	—	2.2	1.8	—	—	—	1.0	5.0
Total as at 31 December 2021	7.2	21.7	15.7	16.1	60.7	16.7	18.2	10.2	12.0	49.7	167.5
Of which secured	2.4	6.4	0.6	0.5	9.9	1.9	2.0	0.1	0.3	2.4	16.6
Of which unsecured	4.8	15.3	15.1	15.6	50.8	14.8	16.2	10.1	11.7	47.3	150.9

Total as at 31 December 2020	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £50.1bn, of which £10.9bn matures within one year.

Capital

The Group’s Overall Capital Requirement for CET1 is 11.1% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group. On 13 December 2021, the FPC announced that a CCyB rate of 1% for UK exposures has been re-introduced and will be applicable from 13 December 2022.

As at 31 December 2021, the Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement was set as a nominal amount. When expressed as a percentage of RWAs this was 4.6% of which at least 56.25% needed to be met with CET1 capital, equating to approximately 2.6% of RWAs. The Pillar 2A requirement is subject to at least annual review and is based on a point in time assessment.

Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date.

Capital ratios1,2,3	As at 31.12.21	As at 30.09.21	As at 31.12.20
CET1	15.1%	15.4%	15.1%
Tier 1 (T1)	19.2%	19.6%	19.0%
Total regulatory capital	22.3%	22.9%	22.1%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	69,222	68,697	65,797
Less: other equity instruments (recognised as AT1 capital)	(12,259)	(12,252)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(666)	(419)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(221)	—
Adjustment to retained earnings for foreseeable other equity coupons	(32)	(51)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,585)	(1,427)	(1,146)
Goodwill and intangible assets	(6,804)	(6,850)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,028)	(662)	(595)
Fair value reserves related to gains or losses on cash flow hedges	852	46	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	892	940	870
Defined benefit pension fund assets	(2,619)	(1,925)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,229	1,332	2,556
Other regulatory adjustments	345	144	55
CET1 capital	47,497	47,302	46,296

AT1 capital
Capital instruments and related share premium accounts	12,259	12,252	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	637	636	646
Other regulatory adjustments and deductions	(80)	(80)	(80)
AT1 capital	12,816	12,808	11,738

T1 capital	60,313	60,110	58,034

T2 capital
Capital instruments and related share premium accounts	8,713	8,927	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,113	1,306	1,893
Credit risk adjustments (excess of impairment over expected losses)	73	98	57
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	70,052	70,281	67,660

Total RWAs	314,136	307,464	306,203

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.7%, with £46.3bn of CET1 capital and £313.9bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended 31.12.21	Twelve months ended 31.12.21
	£m	£m
Opening CET1 capital	47,302	46,296

Profit for the period attributable to equity holders	1,335	7,179
Own credit relating to derivative liabilities	(6)	16
Ordinary share dividends paid and foreseen	(247)	(1,004)
Purchased and foreseeable share repurchase	—	(1,200)
Other equity coupons paid and foreseen	(199)	(806)
Increase in retained regulatory capital generated from earnings	883	4,185

Net impact of share schemes	60	187
Fair value through other comprehensive income reserve	(120)	(288)
Currency translation reserve	(68)	(131)
Other reserves	5	(2)
Decrease in other qualifying reserves	(123)	(234)

Pension remeasurements within reserves	717	643
Defined benefit pension fund asset deduction	(694)	(1,293)
Net impact of pensions	23	(650)

Additional value adjustments (PVA)	(158)	(439)
Goodwill and intangible assets	46	110
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(366)	(433)
Adjustment under IFRS 9 transitional arrangements	(103)	(1,327)
Other regulatory adjustments	(7)	(11)
Decrease in regulatory capital due to adjustments and deductions	(588)	(2,100)

Closing CET1 capital	47,497	47,497

CET1 capital increased £1.2bn to £47.5bn (December 2020: £46.3bn).

£7.2bn of capital generated from profits were partially offset by distributions of £3bn comprising:

●	£1bn of dividends paid and foreseen for ordinary shares, which includes £0.3bn half year dividend and a £0.7bn accrual towards the 2021 full year dividend
●	£1.2bn for share buybacks made up of £0.7bn for the share buyback announced with FY20 results and £0.5bn for the share buyback announced with H121 results; and
●	£0.8bn of equity coupons paid

Other significant movements in the period were:

●
A £1.3bn decrease in IFRS 9 transitional relief, after tax, primarily due to credit impairment releases, impairment migrations from Stage 2 to Stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

●	A £0.7bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021 and September 2021
●	A £0.4bn increase in the PVA deduction due to the reversal of temporary COVID-19 relief measures which increased diversification factors applied to certain additional valuation adjustments during 2020

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 31.12.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,195	53,408	426	—	—	138	100	—	11,022	72,289
Corporate and Investment Bank	29,420	64,416	15,223	19,238	105	2,289	17,306	27,308	25,359	200,664
Consumer, Cards and Payments	20,770	2,749	215	18	—	21	—	57	6,391	30,221
Barclays International	50,190	67,165	15,438	19,256	105	2,310	17,306	27,365	31,750	230,885
Head Office	4,733	7,254	—	—	—	—	—	—	(1,025)	10,962
Barclays Group	62,118	127,827	15,864	19,256	105	2,448	17,406	27,365	41,747	314,136

As at 30.09.21
Barclays UK	7,128	53,981	464	—	—	158	115	—	11,381	73,227
Corporate and Investment Bank	26,778	70,842	17,063	19,477	211	2,347	16,399	15,934	23,453	192,504
Consumer, Cards and Payments	20,159	2,740	255	30	—	37	—	44	6,948	30,213
Barclays International	46,937	73,582	17,318	19,507	211	2,384	16,399	15,978	30,401	222,717
Head Office	4,984	7,344	—	—	—	—	—	—	(808)	11,520
Barclays Group	59,049	134,907	17,782	19,507	211	2,542	16,514	15,978	40,974	307,464

As at 31.12.20
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	(1,106)	1,838	1,295	849	2,876
Acquisitions and disposals	(1,095)	—	—	—	(1,095)
Book quality	175	(102)	—	—	73
Model updates	(950)	(186)	6,927	—	5,791
Methodology and policy	(345)	416	920	—	991
Foreign exchange movements1	(703)	—	—	—	(703)
Total RWA movements	(4,024)	1,966	9,142	849	7,933
Closing RWAs (as at 31.12.21)	189,945	37,673	44,771	41,747	314,136

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk, market risk or operational risk.

Overall RWAs increased £7.9bn to £314.1bn (December 2020: £306.2bn). Significant movements in the period were:

Credit risk RWAs decreased £4.0bn:

●	A £1.1bn decrease in book size mainly driven by lower lending, partially offset by growth in mortgages within Barclays UK
●	A £1.1bn decrease in acquisitions and disposals mainly driven by disposal of wholesale loans during the year
●	A £1.0bn decrease in model updates primarily due to modelled risk weight recalibrations

Counterparty credit risk RWAs increased £2.0bn:

●	A £1.8bn increase in book size primarily due to an increase in client and trading activities within SFTs, partially offset by a reduction in derivatives

Market risk RWAs increased £9.1bn:

●	A £1.3bn increase in book size primarily due to an increase in client and trading activities
●
A £6.9bn increase in model updates driven by an increase in Stressed Value at Risk (SVaR) due to a model adjustment to reflect market movements during the COVID-19 stressed period following recalibration of the period, which was delayed until 2021 as a result of COVID-19 relief measures afforded by the PRA

●
A £0.9bn increase in methodology and policy driven by the application of Pillar 1 Structural FX charge, partially offset by a change in the historical lookback period of the VaR model from two years to one year

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 31 December 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter.

Leverage ratios1,2	As at 31.12.21	As at 30.09.21	As at 31.12.20
	£m	£m	£m
Average UK leverage ratio	4.9%	4.9%	5.0%
Average T1 capital3	59,796	58,580	57,069
Average UK leverage exposure	1,227,134	1,199,774	1,146,919

UK leverage ratio	5.3%	5.1%	5.3%

CET1 capital	47,497	47,302	46,296
AT1 capital	12,179	12,172	11,092
T1 capital3	59,676	59,474	57,388

UK leverage exposure	1,135,997	1,160,983	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	262,572	258,093	302,446
Derivative cash collateral	58,177	54,166	64,798
Securities financing transactions	170,853	190,927	164,034
Loans and advances and other assets	892,683	903,327	818,236
Total IFRS assets	1,384,285	1,406,513	1,349,514

Regulatory consolidation adjustments	(3,665)	(2,192)	(1,144)

Derivatives adjustments
Derivatives netting	(236,881)	(231,559)	(272,275)
Adjustments to collateral	(50,929)	(47,490)	(57,414)
Net written credit protection	15,509	15,910	14,986
Potential future exposure on derivatives	137,291	143,517	117,010
Total derivatives adjustments	(135,010)	(119,622)	(197,693)

SFTs adjustments	24,544	24,579	21,114

Regulatory deductions and other adjustments	(20,219)	(19,454)	(17,469)

Weighted off-balance sheet commitments	113,140	115,521	113,704

Qualifying central bank claims	(210,134)	(198,817)	(155,890)

Settlement netting	(16,944)	(45,545)	(21,229)

UK leverage exposure	1,135,997	1,160,983	1,090,907

1
Fully loaded average UK leverage ratio was 4.8%, with £58.5bn of T1 capital and £1,225.8bn of leverage exposure. Fully loaded UK leverage ratio was 5.2%, with £58.4bn of T1 capital and £1,134.8bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £80.2bn to £1,227.1bn (December 2020: £1,146.9bn) largely driven by balance sheet increases in SFTs and TPAs as well as PFE on derivatives.

The UK leverage ratio remained stable at 5.3% (December 2020: 5.3%) primarily driven by a £2.3bn increase in T1 capital offset by a £45.1bn increase in UK leverage exposure. The UK leverage exposure increase to £1,136.0bn (December 2020: £1,090.9bn) was primarily driven by a £20.3bn increase in PFE on derivatives, a £19.1bn increase in TPAs due to increased trading activity in CIB, £18.8bn increase in loans and advances at amortised cost, and a £6.8bn increase in SFTs, offset by a £16.9bn decrease in assets at fair value through other comprehensive income due to disposals.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report 2021, due to be published on 23 February 2022 and which will be available at home.barclays/investor-relations/reports-and-events/annual-reports).

1	CRR leverage ratio as amended by CRR II.

MREL

As at 31 December 2021, the Group was required to meet the higher of: (i) the MREL set by the Bank of England (BoE); and (ii) the requirements in CRR as amended by CRR II, both of which have RWA and leverage measures.

As at 31 December 2021, Barclays PLC (the Parent company) had £108.2bn of own funds and eligible liabilities equating to 8% of CRR leverage exposures. This was in excess of the Group’s MREL requirement to hold £93.9bn of own funds and eligible liabilities, equating to 6.9% of CRR leverage exposures.

CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

MREL requirements including buffers1,2	Requirement (£m):			Requirement (%):
	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020	As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Requirement based on RWAs	77,302	76,174	75,918	24.6%	24.8%	24.8%
Requirement based on CRR leverage exposure (minimum requirement)	93,861	94,438	87,529	6.9%	6.9%	7.0%

Own funds and eligible liabilities1,2				£m	£m	£m
CET1 capital				47,497	47,302	46,296
AT1 capital instruments and related share premium accounts3				12,179	12,172	11,092
T2 capital instruments and related share premium accounts3				8,626	8,865	7,733
Eligible liabilities				39,889	38,787	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				108,191	107,126	100,207

Total RWAs				314,136	307,464	306,203
Total CRR leverage exposure				1,354,284	1,368,259	1,254,157

Own funds and eligible liabilities ratios as a percentage of:				As at 31.12.2021	As at 30.09.2021	As at 31.12.2020
Total RWAs				34.4%	34.8%	32.7%
Total CRR leverage exposure				8.0%	7.8%	8.0%

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2	As at 31 December 2021, Own funds and eligible liabilities including instruments issued by subsidiaries was £109.9bn.
3	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £87m (December 2020: £103m).

Regulatory changes as implemented by the Prudential Regulation Authority

The PRA has implemented several regulatory changes impacting the calculation of the CET1 ratio within the UK. Changes have also been implemented following the review of the UK Leverage framework and the setting of MREL requirements. All changes took effect from 1 January 2022.

Capital and RWAs

On 19 July 2019, the EBA published a report on the implementation of IRB roadmap changes. These have subsequently been implemented by the PRA via several Policy Statements. Key changes include revisions to the criteria for definition of default, PD and LGD estimation to ensure supervisory consistency and increase transparency of IRB models.

On 14 October 2021, the PRA finalised their implementation of Basel standards through Policy Statement 22/21. The finalised requirements included the introduction of the Standardised Approach for Counterparty Credit Risk (SA-CCR) which replaces the Current Exposure Method (CEM) for Standardised derivative exposures as a more risk sensitive approach. The PRA also confirmed the intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.35bps benefit in the CET1 ratio will be reversed.

UK Leverage Ratio Framework

On 8 October 2021, the PRA published its Policy Statement on the UK leverage ratio framework. The Policy Statement confirms that UK banks will be subject to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks. Whilst largely upholding the existing framework, technical changes generally align to the Basel III standards with the exception of the qualifying claims on central banks exemption. Central bank claims can be excluded from the UK leverage ratio measure as long as they are matched by qualifying liabilities (rather than deposits). Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level from 1 January 2023. Individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA.

MREL requirements

On 3 December 2021 the BoE set new MREL requirements via an updated Statement of Policy removing the requirements under CRR, meaning that from 1 January 2022 the Group will be required to meet the higher of (i) 2 times 8% Pillar 1 and 4.6% Pillar 2A requirement; and (ii) 6.75% of UK leverage exposure. Using the rebased 1 January 2022 RWAs and UK leverage exposure, the MREL requirement is expected to be £93.6bn based on RWAs. The Group currently holds £108.2bn of own funds and eligible liabilities which is above the expected 2022 minimum requirement. The Statement of Policy also confirmed that own funds instruments issued by subsidiaries cannot count towards the Group's MREL from 1 January 2022.

Barclays has calculated RWAs, Leverage exposures and Capital and Leverage ratios reflecting our interpretation of the latest rules and guidance.

Impacts due to implementation of regulatory changes - indicative as at 01.01.22	As at 31.12.21	Rebased as at 01.01.22

	£bn	£bn
CET1 ratio	15.1%	14.3%
CET1 capital	47.5	45.8
Total RWAs1,2	314.1	320.5

UK leverage ratio	5.3%	5.3%
T1 capital	59.7	58.0
UK leverage exposure	1,136.0	1,102.1

MREL requirement based on UK leverage exposures3		87.3
MREL requirement based on RWAs (minimum requirement)3		93.6

1	Includes expected impact on CVA of roll out of SA-CCR across 60 day average period.
2	IRB roadmap impact based on latest available data by portfolio, majority is based on 31 December 2021.
3	MREL requirement for 31 December 2021 was £93.9bn based on CRR leverage exposures which no longer apply for UK banks from 1 January 2022.

Barclays CET1 ratio is expected to decrease by c.80bps as a result of the regulatory changes which took effect from 1 January 2022, due to the reversal of the software intangibles benefit, implementation of IRB roadmap changes, introduction of SA-CCR and amortisation of IFRS 9 transitional relief.

The UK Leverage ratio is expected to remain broadly stable following the introduction of SA-CCR and exclusion of central bank claims matched by qualifying liabilities, partially offset by the reversal of the software intangibles benefit.

Statement of Directors’ Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

●
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 58 to 62), which have been prepared in accordance with (a) UK-adopted international accounting standards; and (b) International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), including interpretations issued by the IFRS Interpretations Committee, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements as included in the Annual Report for the year ended 31 December 2021; and

●
to the best of their knowledge, the management information (set out on pages 1 to 56) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. This management information should be read in conjunction with the principal risks and uncertainties included in the Annual Report for the year ended 31 December 2021.

Signed on 22 February 2022 on behalf of the Board by

C. S. Venkatakrishnan	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C. S. Venkatakrishnan Tushar Morzaria	Mike Ashley Robert Berry Tim Breedon CBE Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Crawford Gillies Brian Gilvary Diane Schueneman Julia Wilson

Condensed Consolidated Financial Statements

Condensed consolidated income statement
		Year ended 31.12.21	Year ended 31.12.20
	Notes1	£m	£m
Interest and similar income		11,240	11,892
Interest and similar expense		(3,167)	(3,770)
Net interest income		8,073	8,122
Fee and commission income		9,880	8,641
Fee and commission expense		(2,206)	(2,070)
Net fee and commission income		7,674	6,571
Net trading income		5,794	7,029
Net investment income		311	13
Other income		88	31
Total income		21,940	21,766
Credit impairment releases/(charges)		653	(4,838)
Net operating income		22,593	16,928

Staff costs		(8,511)	(8,097)
Infrastructure, administration and general expenses		(5,751)	(5,636)
Litigation and conduct		(177)	(153)
Operating expenses		(14,439)	(13,886)

Share of post-tax results of associates and joint ventures		260	6
Profit on disposal of subsidiaries, associates and joint ventures		—	17
Profit before tax		8,414	3,065
Tax charge	1	(1,188)	(604)
Profit after tax		7,226	2,461

Attributable to:
Equity holders of the parent		6,375	1,526
Other equity instrument holders		804	857
Total equity holders of the parent		7,179	2,383
Non-controlling interests	2	47	78
Profit after tax		7,226	2,461

Earnings per share		p	p
Basic earnings per ordinary share	3	37.5	8.8
Diluted earnings per ordinary share	3	36.6	8.6

1	For notes to the Financial Statements see pages 63 to 68.

Condensed consolidated statement of comprehensive income

		Year ended 31.12.21	Year ended 31.12.20
	Notes1	£m	£m
Profit after tax		7,226	2,461

Other comprehensive (loss)/income that may be recycled to profit or loss:2
Currency translation reserve	11	(131)	(473)
Fair value through other comprehensive income reserve	11	(429)	454
Cash flow hedging reserve	11	(2,428)	573
Other	11	—	5
Other comprehensive (loss)/income that may be recycled to profit or loss		(2,988)	559

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	8	643	(111)
Fair value through other comprehensive income reserve	11	141	(262)
Own credit	11	(14)	(581)
Other comprehensive income/(loss) not recycled to profit or loss		770	(954)

Other comprehensive loss for the period		(2,218)	(395)

Total comprehensive income for the period		5,008	2,066

Attributable to:
Equity holders of the parent		4,961	1,988
Non-controlling interests		47	78
Total comprehensive income for the period		5,008	2,066

1	For notes to the Financial Statements see pages 63 to 68.
2	Reported net of tax.

Condensed consolidated balance sheet
		As at 31.12.21	As at 31.12.20
Assets	Notes1	£m	£m
Cash and balances at central banks		238,574	191,127
Cash collateral and settlement balances		92,542	101,367
Loans and advances at amortised cost		361,451	342,632
Reverse repurchase agreements and other similar secured lending		3,227	9,031
Trading portfolio assets		147,035	127,950
Financial assets at fair value through the income statement		191,972	175,151
Derivative financial instruments		262,572	302,446
Financial assets at fair value through other comprehensive income		61,753	78,688
Investments in associates and joint ventures		999	781
Goodwill and intangible assets		8,061	7,948
Property, plant and equipment		3,555	4,036
Current tax assets		261	477
Deferred tax assets	1	4,619	3,444
Retirement benefit assets	8	3,879	1,814
Other assets		3,785	2,622
Total assets		1,384,285	1,349,514

Liabilities
Deposits at amortised cost		519,433	481,036
Cash collateral and settlement balances		79,371	85,423
Repurchase agreements and other similar secured borrowing		28,352	14,174
Debt securities in issue		98,867	75,796
Subordinated Liabilities		12,759	16,341
Trading portfolio liabilities		54,169	47,405
Financial liabilities designated at fair value		250,960	249,765
Derivative financial instruments		256,883	300,775
Current tax liabilities		739	645
Deferred tax liabilities	1	37	15
Retirement benefit liabilities	8	311	291
Other liabilities		10,505	8,662
Provisions	7	1,688	2,304
Total liabilities		1,314,074	1,282,632

Equity
Called up share capital and share premium	9	4,536	4,637
Other reserves	11	1,770	4,461
Retained earnings		50,657	45,527
Shareholders' equity attributable to ordinary shareholders of the parent		56,963	54,625
Other equity instruments	10	12,259	11,172
Total equity excluding non-controlling interests		69,222	65,797
Non-controlling interests	2	989	1,085
Total equity		70,211	66,882

Total liabilities and equity		1,384,285	1,349,514

1	For notes to the Financial Statements see pages 63 to 68.

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Year ended 31.12.2021	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	804	—	6,375	7,179	47	7,226
Retirement benefit remeasurements	—	—	—	643	643	—	643
Other comprehensive profit after tax for the year	—	—	(2,861)	—	(2,861)	—	(2,861)
Total comprehensive income for the period	—	804	(2,861)	7,018	4,961	47	5,008
Employee share schemes and hedging thereof	60	—	—	235	295	—	295
Issue and redemption of other equity instruments	—	1,078	—	6	1,084	(75)	1,009
Other equity instruments coupon paid	—	(804)	—	—	(804)	—	(804)
Vesting of employee share schemes	—	—	1	(410)	(409)	—	(409)
Dividends paid	—	—	—	(512)	(512)	(44)	(556)
Repurchase of shares	(161)	—	161	(1,200)	(1,200)	—	(1,200)
Other movements	—	9	8	(7)	10	(24)	(14)
Balance as at 31 December 2021	4,536	12,259	1,770	50,657	69,222	989	70,211

Year ended 31.12.2020
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	857	—	1,526	2,383	78	2,461
Retirement benefit remeasurements	—	—	—	(111)	(111)	—	(111)
Other comprehensive profit after tax for the year	—	—	(289)	5	(284)	—	(284)
Total comprehensive income for the period	—	857	(289)	1,420	1,988	78	2,066
Employee share schemes and hedging thereof	43	—	—	303	346	—	346
Issue and redemption of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupon paid	—	(857)	—	—	(857)	—	(857)
Vesting of shares under employee share schemes	—	—	(10)	(347)	(357)	—	(357)
Dividends paid	—	—	—	—	—	(79)	(79)
Other movements	—	(10)	—	2	(8)	13	5
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882

Condensed consolidated cash flow statement
	Year ended 31.12.21	Year ended 31.12.20
	£m	£m
Profit before tax	8,414	3,065
Adjustment for non-cash items	4,803	5,007
Net increase in loans and advances at amortised cost	(10,728)	(4,365)
Net increase in deposits at amortised cost	38,397	65,249
Net increase/(decrease) in debt securities in issue	18,131	(6,309)
Changes in other operating assets and liabilities	(8,763)	(4,459)
Corporate income tax paid	(1,335)	(683)
Net cash from operating activities	48,919	57,505
Net cash from investing activities	4,270	(18,376)
Net cash from financing activities	107	2,732
Effect of exchange rates on cash and cash equivalents	(4,232)	1,668
Net increase/(decrease) in cash and cash equivalents	49,064	43,529
Cash and cash equivalents at beginning of the period	210,142	166,613
Cash and cash equivalents at end of the period	259,206	210,142

Financial Statement Notes

1.
Tax

The tax charge for 2021 was £1,188m (2020: £604m), representing an effective tax rate of 14.1% (2020: 19.7%). This reflects a £462m tax benefit, with a £111m tax charge within other comprehensive income, for the re-measurement of the Group’s UK deferred tax assets as a result of the enactment in 2021 of a UK corporation tax rate increase from 19% to 25% effective from 1 April 2023. Absent this re-measurement of deferred tax assets the effective tax rate would have been 19.6%. Included in the 2021 tax charge is a credit of £212m (2020: £233m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.

In its Budget held in October 2021, the UK Government announced that the banking surcharge rate will be reduced from 8% to 3% from 1 April 2023. The reduction in the banking surcharge rate was substantively enacted on 2 February 2022 and is a non-adjusting post balance sheet event. If the reduction in the banking surcharge rate had been substantively enacted at the balance sheet date then this would have resulted in the Group’s UK deferred tax assets being re-measured and decreasing with a tax charge in the income statement of £346m and a tax credit within other comprehensive income of £87m.

In October 2021, the OECD and G20 Inclusive Framework on Base Erosion and Profit Shifting announced plans to introduce a global minimum tax rate of 15% from 2023. The model rules, which set out the scope of and the mechanism for calculating the global minimum tax, were released by the OECD on 20 December 2021. The Group is reviewing the model rules and awaiting the OECD’s anticipated publication of further guidance, as well as new legislation expected to be released by governments implementing this new tax regime, and will assess the potential impact of new legislation during 2022.

In the USA, a proposed Build Back Better Act has been passed by the House of Representatives but has not been passed by the Senate and at this time it is uncertain whether the Act will progress further. The proposed Act passed by the House of Representatives included proposals to implement material changes to international tax provisions, including amendments to the Base Erosion and Anti-Abuse Tax and the imposition of an alternative minimum tax based on accounting profits. It is unclear at this time whether any of these proposals could have a significant impact on the Group if enacted. The Group will continue to monitor developments and assess the potential impact of any future legislative changes ultimately enacted.

	As at 31.12.21	As at 31.12.20
Deferred tax assets and liabilities	£m	£m
UK	2,183	886
USA	2,006	2,049
Other territories	430	509
Deferred tax assets	4,619	3,444
Deferred tax liabilities	(37)	(15)

Analysis of deferred tax assets
Temporary differences	3,399	2,709
Tax losses	1,220	735
Deferred tax assets	4,619	3,444

2.
Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Year ended 31.12.21	Year ended 31.12.20	As at 3 1.12.21	As at 3 1.12.20
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	27	42	529	529
- Upper T2 instruments	17	37	458	533
Other non-controlling interests	3	(1)	2	23
Total	47	78	989	1,085

3.
Earnings per share

	Year ended 31.12.21	Year ended 31.12.20
	£m	£m
Profit attributable to ordinary equity holders of the parent	6,375	1,526

	m	m
Basic weighted average number of shares in issue	16,985	17,300
Number of potential ordinary shares	435	368
Diluted weighted average number of shares	17,420	17,668

	p	p
Basic earnings per ordinary share	37.5	8.8
Diluted earnings per ordinary share	36.6	8.6

4.
Dividends on ordinary shares

It is Barclays’ policy to declare and pay dividends on a semi-annual basis. The 2021 full year dividend of 4p per ordinary share will be paid on 5 April 2022 to the shareholders on the Share Registrar on 4 March 2022. The half year dividend for 2021 of 2.0p (H120: 0p) per ordinary share was paid on 17 September 2021.

	Year ended 31.12.21		Year ended 31.12.20
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	1.0	173	—	—
Half year dividend paid during period	2.0	339	—	—
Total dividend	3.0	512	—	—

The Directors have confirmed their intention to initiate a share buyback of up to £1bn after the balance sheet date. The share buyback is expected to commence in the first quarter of 2022. The financial statements for the year ended 31 December 2021 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

5.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2021 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.21	£m	£m	£m	£m
Trading portfolio assets	80,926	63,828	2,281	147,035
Financial assets at fair value through the income statement	5,093	177,167	9,712	191,972
Derivative financial instruments	6,150	252,412	4,010	262,572
Financial assets at fair value through other comprehensive income	22,009	39,706	38	61,753
Investment property	—	—	7	7
Total assets	114,178	533,113	16,048	663,339

Trading portfolio liabilities	(27,529)	(26,613)	(27)	(54,169)
Financial liabilities designated at fair value	(174)	(250,376)	(410)	(250,960)
Derivative financial instruments	(6,571)	(244,253)	(6,059)	(256,883)
Total liabilities	(34,274)	(521,242)	(6,496)	(562,012)

As at 31.12.20
Trading portfolio assets	60,671	65,416	1,863	127,950
Financial assets at fair value through the income statement	4,503	162,142	8,506	175,151
Derivative financial instruments	9,155	288,822	4,469	302,446
Financial assets at fair value through other comprehensive income	19,792	58,743	153	78,688
Investment property	—	—	10	10
Total assets	94,121	575,123	15,001	684,245

Trading portfolio liabilities	(24,391)	(22,986)	(28)	(47,405)
Financial liabilities designated at fair value	(159)	(249,251)	(355)	(249,765)
Derivative financial instruments	(8,762)	(285,774)	(6,239)	(300,775)
Total liabilities	(33,312)	(558,011)	(6,622)	(597,945)

6.
Subordinated liabilities

	Year ended 31.12.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	16,341	18,156
Issuances	1,890	1,438
Redemptions	(4,807)	(3,464)
Other	(665)	211
Closing balance	12,579	16,341

Issuances of £1,890m comprise £855m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes and £724m USD 3.811% Fixed Rate Resetting Subordinated Callable Notes, both issued externally by Barclays PLC and £229m USD Floating Rate Notes and £82m ZAR Floating Rate Notes issued externally by Barclays subsidiaries.

Redemptions of £4,807m comprise £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes, £200m GBP 9.5% Subordinated Bonds and £86m EUR Subordinated Floating Rate Notes, issued externally by Barclays Bank PLC and £146m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements, fair value hedge adjustments and reclassification from Debt Securities in Issue of £67m Undated Subordinated Loan Notes (secured) issued externally by a Barclays securitisation special purpose vehicle in 2020.

7.
Provisions

	As at 31.12.21	As at 31.12.20
	£m	£m
Customer redress	310	497
Legal, competition and regulatory matters	226	268
Redundancy and restructuring	326	158
Undrawn contractually committed facilities and guarantees1	542	1,064
Onerous contracts	5	28
Sundry provisions	279	289
Total	1,688	2,304

1	Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.

8.
Retirement benefits

As at 31 December 2021, the Group’s IAS 19 pension surplus across all schemes was £3.6bn (December 2020: £1.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £3.8bn (December 2020: £1.8bn). The movement for the UKRF was driven by payment of deficit reduction contributions, and an increase in the discount rate, partially offset by higher expected long term price inflation.

UKRF funding valuations

The latest annual update as at 30 September 2021 showed the funding position had improved to a surplus of £0.6bn from a deficit of £0.9bn shown at 30 September 2020. The improvement was mainly due to £0.7bn of deficit reduction contributions and favourable asset returns, partially offset by higher expected long term price inflation. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £294m in 2022, £286m in 2023 and £0m in 2024. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. Deficit reduction contributions amounting to £700m were paid in 2021. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

9.
Called up share capital

	Ordinary share capital	Share premium	Total share capital and share premium
Year ended 31.12.21	£m	£m	£m
Opening balance as at 1 January	4,340	297	4,637
Issue of shares under employee share schemes	9	51	60
Repurchase of shares	(161)	—	(161)
Closing balance	4,188	348	4,536

Called up share capital comprised 16,752m (December 2020: 17,359m) ordinary shares of 25p each. The decrease is mainly due to the repurchase of 644m shares as part of the share buybacks conducted in 2021, partially offset by an increase due to the issuance of shares under employee share schemes.

10.
Other equity instruments

	Year ended 31.12.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	11,172	10,871
Issuances	1,078	1,142
Redemptions	—	(831)
Securities held by the Group	9	(10)
Closing balance	12,259	11,172

Other equity instruments of £12,259m (December 2020: £11,172m) include AT1 securities issued by Barclays PLC. There was one issuance in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial reset date, or on any fifth anniversary after the initial reset date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

11.
Other reserves

	As at 31.12.21	As at 31.12.20
	£m	£m
Currency translation reserve	2,740	2,871
Fair value through other comprehensive income reserve	(283)	5
Cash flow hedging reserve	(853)	1,575
Own credit reserve	(960)	(954)
Other reserves and treasury shares	1,126	964
Total	1,770	4,461

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2021, there was a credit balance of £2,740m (December 2020: £2,871m credit) in the currency translation reserve. The £131m debit movement principally reflects the strengthening of GBP against EUR and weakening of GBP against USD during the period.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 31 December 2021, there was a debit balance of £283m (December 2020: £5m credit) in the fair value through other comprehensive income reserve. The loss of £288m is principally driven by a loss of £313m from the decrease in fair value of bonds due to increasing bond yields and £305m of net gains transferred to the income statement. This is partially offset by a gain of £139m due to an increase in the Absa Group Limited share price and a tax credit of £198m. £8m release in impairment was also noted during the period.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2021, there was a debit balance of £853m (December 2020: £1,575m credit) in the cash flow hedging reserve. The decrease of £2,428m principally reflects a £2,280m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased and £1,173m of gains transferred to the income statement. This is partially offset by a tax credit of £1,025m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 31 December 2021, there was a debit balance of £960m (December 2020: £954m debit) in the own credit reserve. The movement of £6m principally reflects a £105m loss from the tightening of Barclays’ funding spreads. This is partially offset by other activity of £7m and a tax credit of £92m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 31 December 2021, there was a credit balance of £1,126m (December 2020: £964m credit) in other reserves and treasury shares. This is driven by an increase of £161m due to the repurchase of 644m shares as part of the share buybacks conducted in 2021 and a £1m increase due to a reduction in treasury shares held in relation to employee share schemes.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 46.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages 70 to 72.

Return on average allocated tangible equity
Statutory profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages 70 to 73.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 29. Quoted as zero when credit impairment is a net release.

Net interest margin	Net interest income divided by the sum of average customer assets. The components of the calculation have been included on pages 24 to 25.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 74.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
For the year ended 31.12.21	£m	£bn	%
Barclays UK	1,756	10.0	17.6
Corporate and Investment Bank	4,202	28.3	14.9
Consumer, Cards and Payments	615	4.1	15.0
Barclays International	4,817	32.4	14.9
Head Office	(198)	5.0	n/m
Barclays Group	6,375	47.4	13.4

For the year ended 31.12.20
Barclays UK	325	10.1	3.2
Corporate and Investment Bank	2,554	27.0	9.5
Consumer, Cards and Payments	(334)	4.5	(7.5)
Barclays International	2,220	31.5	7.1
Head Office	(1,019)	6.7	n/m
Barclays Group	1,526	48.3	3.2

	Year ended 31.12.21
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,756	4,202	615	4,817	(198)	6,375

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.6	28.3	4.8	33.1	8.7	55.4
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.7)	(8.0)
Average tangible shareholders' equity	10.0	28.3	4.1	32.4	5.0	47.4

Return on average tangible shareholders' equity	17.6%	14.9%	15.0%	14.9%	n/m	13.4%

	Year ended 31.12.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	325	2,554	(334)	2,220	(1,019)	1,526

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.7	27.0	5.1	32.1	10.6	56.4
Average goodwill and intangibles	(3.6)	—	(0.6)	(0.6)	(3.9)	(8.1)
Average tangible shareholders' equity	10.1	27.0	4.5	31.5	6.7	48.3

Return on average tangible shareholders' equity	3.2%	9.5%	(7.5)%	7.1%	n/m	3.2%

Barclays Group
Return on average tangible shareholders' equity	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,117	1,446	2,108	1,704	220	611	90	605

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	56.3	56.6	54.4	54.4	55.7	56.4	58.4	55.2
Average goodwill and intangibles	(8.1)	(8.2)	(7.9)	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)
Average tangible shareholders' equity	48.2	48.4	46.5	46.5	47.6	48.3	50.2	47.0

Return on average tangible shareholders' equity	9.3%	11.9%	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%

Barclays UK
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	420	317	721	298	160	113	(123)	175

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.6	13.6	13.5	13.5	13.4	13.7	13.9	13.7
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Average allocated tangible equity	10.0	10.0	9.9	9.9	9.8	10.1	10.3	10.1

Return on average allocated tangible equity	16.8%	12.7%	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%

Barclays International
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	856	1,263	1,267	1,431	441	782	468	529

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.8	32.7	33.0	32.8	31.1	31.2	34.2	31.9
Average goodwill and intangibles	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)
Average allocated tangible equity	32.9	31.8	32.4	32.3	30.5	30.6	33.5	31.2

Return on average allocated tangible equity	10.4%	15.9%	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%

Corporate and Investment Bank
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	733	1,157	1,049	1,263	413	627	694	820

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.7	27.8	28.4	28.2	26.3	26.4	29.1	26.2
Average goodwill and intangibles	—	—	—	—	—	—	(0.1)	—
Average allocated tangible equity	28.7	27.8	28.4	28.2	26.3	26.4	29.0	26.2

Return on average allocated tangible equity	10.2%	16.6%	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%

Consumer, Cards and Payments
	Q421	Q321	Q221	Q121	Q420	Q320	Q220	Q120
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	123	106	218	168	28	155	(226)	(291)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	5.1	4.9	4.6	4.6	4.8	4.8	5.1	5.7
Average goodwill and intangibles	(0.9)	(0.9)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)
Average allocated tangible equity	4.2	4.0	4.0	4.1	4.2	4.2	4.5	5.0

Return on average allocated tangible equity	11.7%	10.5%	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%

Tangible net asset value per share	As at 31.12.21	As at 31.12.20
	£m	£m
Total equity excluding non-controlling interests	69,222	65,797
Other equity instruments	(12,259)	(11,172)
Goodwill and intangibles	(8,061)	(7,948)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	48,902	46,677

	m	m
Shares in issue	16,752	17,359

	p	p
Tangible net asset value per share	292	269

Shareholder Information

Results timetable1		Date
Ex-dividend date		3 March 2022
Dividend record date		4 March 2022
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate		18 March 2022
Dividend payment date		5 April 2022
Q1 2022 Results Announcement		28 April 2022

For qualifying US and Canadian resident ADR holders, the 2021 full year dividend of 4.0p per ordinary share becomes 16.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

	Year ended	Year ended
Exchange rates2	31.12.21	31.12.20	% Change3
Period end - USD/GBP	1.35	1.37	(1)%
Average - USD/GBP	1.38	1.28	8%
3 month average - USD/GBP	1.35	1.32	2%
Period end - EUR/GBP	1.19	1.12	6%
Average - EUR/GBP	1.16	1.13	3%
3 month average - EUR/GBP	1.18	1.11	6%

Share price data
Barclays PLC (p)	187.00	146.68
Barclays PLC number of shares (m)	16,752	17,359

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.